U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2/A
AMENDMENT NO. 1 TO REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MY PERSONAL SALON, INC.
 (Name of small business issuer in its charter)

Delaware	7231	13-4137925
(State of other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

1407 Broadway, Suite 1206         1407 Broadway, Suite 1206
New York, NY 10018                    New York, NY 10018
(917) 777-0790                              (917) 777-0790
 (Address and telephone number of principal executive office)           (Address and telephone number of principal place of business)

National Registered Agents
9 East Lookerman Street, Dover, Delaware 19901
(302) 674-4069
(Name, address and telephone number of agent for service)

COPIES TO:
Thomas M. Jones, Esq.
5405 Alton Parkway, Suite 5A-483, Irvine, CA 92604
(949) 975-1199

Approximate Date of Proposed Sale to the Public.
As soon as practicable after this amended registration statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [x]
CALCULATION OF REGISTRATION FEE
TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM NUMBER OF SHARES TO BE REGISTERED	PROPOSED MAXIMUM OFFERING PRICE PER SHARE (1)	AMOUNT OF AGGREGATE OFFERING PRICE	REGISTRATION FEE (3)
Common Stock, $0.0001 par value	6,000,000 (2)	$0.10	$600,000	$150
Total	6,000,000 (2)	$0.10	$600,000	$150

(1)    Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a).
(2)    All shares are to be sold from time to time by Selling Stockholders.
(3)    We paid a registration fee of $150 on November 5, 2001, which shall be offset against the currently due filing fee.
       The file number of the earlier registration statement from which the filing fee is offset is 333-72762. The name of the registrant from the earlier registration statement is My Personal Salon, Inc. and the initial filing date of that earlier registration statement is November 5, 2001.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

MY PERSONAL SALON, INC.

Subject to completion, preliminary prospectus dated July 16 , 2002.

PROSPECTUS

6,000,000 shares of common stock.

The information in this prospectus may be changed. The selling stockholders may not sell their common stock until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell common stock, and it is not soliciting an offer to buy common stock, in any state where the offer or sale of common stock is not permitted. The sale of common stock by the selling stockholders has not been approved or disapproved by the Securities and Exchange Commission nor has the Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The selling stockholders listed on pages 14 through 20 of this prospectus are offering for sale up to 6,000,000 shares of our common stock. All proceeds from the sale of common stock under this prospectus will go to the selling stockholders. We will not receive any proceeds from the sale of common stock.

Investing in our common stock involves a high degree of risk. See the "Risk Factors" section beginning on page 4 of this prospectus.

The date of this prospectus is July 16, 2002.

Prospectus Summary

This Summary highlights selected information contained elsewhere in this prospectus. You should also read the entire prospectus carefully, including the Risk Factors and Financial Statements.

Our Business

My Personal Salon, Inc., a Delaware corporation, (hereinafter referred to as "My Personal Salon," "We" or "Us") is a development stage company. We are in the process of establishing a business operation that provides hair and beauty services on an outcall basis -- at the consumer's choice of location, rather than at a traditional hair salon at a storefront location. Our goal is:

  to facilitate the delivery of traditional beauty care services on an "anywhere - anytime" basis;
  to facilitate commerce in the field of beauty care services on the Internet, and;
  to provide consumers with a single source for all their beauty care service and product needs.

We operate exclusively in the Manhattan, New York area. We have provided hair, nail and makeup services to our customers since January of 2001, and massage services since August of 2001. We have conducted limited operations, including market research and informal testing, which has generated only $7,018 in revenue from our inception through March 31, 2002. Because of a relative lack of capital, we are unable to adequately advertise our services to potential customers or to create sufficient incentives for potential distributors. These factors have reduced our ability to generate revenue. During 2001-2002, we have attempted to augment these services with a line of beauty care products under an exclusive agreement with Redken Fifth Avenue NYC, (see "Business - Our Relationship with Redken" and "Exhibits - Redken Agreement"). We have received $60,000 in marketing fees from Redken Fifth Avenue NYC and its corporate parent, the L'Oreal Corporation (collectively "Redken"), in connection with this relationship. These marketing fees accounted for approximately 90% of our total revenue since the inception of our business. While we have distributed free Redken samples to our customers and co-branded all of our advertising media with the Redken logo, we have not sold any Redken products as of the date of this registration statement. We will continue to rely on our hair, nail, makeup and massage business to generate the balance of our revenue in the near term, and intend to place increasing emphasis on product sales as we develop a larger base of repeat customers.

My Personal Salon was originally organized as My Personal Salon.com LLC, a limited liability company in the State of Delaware, on September 27, 2000. We conducted our first banking transaction on November 9, 2000, which our accountants have specified as the date of our inception. On March 23, 2001, we merged with My Personal Salon.com Inc., a Delaware corporation formed specifically for this purpose. On June 6, 2001, the name of the corporation was changed to My Personal Salon, Inc. in order to pursue our current business plan. We maintain our commercial web site at http://www.MyPersonalSalon.com. Our mailing address is 1407 Broadway, Suite 1206, New York, NY 10018, and our telephone number is (917) 777-0790.

Our Financial Position

We have sustained losses for the period since our inception on November 9, 2000 through March 31, 2002 of $418,686. As of March 31, 2002, total assets exceeded total liabilities by $32,805. One customer, Redken, accounted for approximately 90% of our total revenue for the period from November 9, 2000 (inception) to March 31, 2002 (see "Risk Factors"). Our independent auditors, Weinberg & Co. P.A., expressed substantial doubt regarding our ability to continue as a going concern for the period from November 9, 2000 (inception) to June 30, 2001 in our audited financial statements, and there has been no material improvement in our financial condition since that date.

Resale of Securities Issued to Selling Stockholders

This prospectus has been prepared to register the sale of 6,000,000 shares of our outstanding common stock previously issued to the selling stockholders named in this prospectus under an exemption from registration found in Rule 506 of Regulation D, as promulgated under the Securities Act of 1933 (the "Act"). These securities will be sold from time to time by selling stockholders at such time as they may legally undertake such sales. Our bona fide estimate of the offering price at which offers and sales would be made prior to the time that the securities become listed or quoted on the Bulletin Board is ten cents ($0.10) per share.

These shares include 4,000,000 shares of our common stock which were originally committed to be issued to CorpHQ, Inc. ("CorpHQ") and/or its designated subcontractors to compensate them for services rendered to My Personal Salon in connection with the initial start-up and development of our business. These services include: development of our website; research, advice and consultation on our commercial strategy; and development of our marketing program (see Exhibits - "The CorpHQ Marketing Agreement").

CorpHQ subsequently assigned the right to receive 2,000,000 of these shares to Steven Crane, VJ Design, TANDA Marketing, Virtual Internet Services, Inc. ("VIS") and Gregg Davis (collectively referred to herein as the "Subcontractors"), each of them being an independent subcontractor known to CorpHQ and which was requested by it to provide services to My Personal Salon.

This prospectus has also been prepared to register 668,558 shares of our common stock issued to compensate VIS for services rendered to My Personal Salon. These services include: web hosting, maintenance and development; subcontracted customer service and telemarketing (see "Exhibits - "The Virtual Internet Services, Inc. Agreement").

This prospectus has also been prepared to register an aggregate of 331,442 shares of our common stock purchased by various individuals and organizations in our Private Placement. A list of the shares being registered in this prospectus and the people and entities that own them appears in the "Selling Stockholders" section of this prospectus.

The Offering
Common stock outstanding
on the date of this prospectus	27,749,957

Common stock offered by
selling stockholders	6,000,000

Price:

Management's estimate of the maximum offering price at which offers and sales of our common stock may be made prior to the time that the securities may become listed or quoted on the OTC Bulletin Board is ten cents ($0.10) per share.

Risk Factors:

 An investment in our shares is very risky, and you should be able to bear a complete loss of your investment. See "Risk Factors" for a detailed discussion of the risks and uncertainties concerning My Personal Salon's common stock.

Summary Financial Information

The following table presents selected historical financial data for My Personal Salon derived from our Financial Statements. The following data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of My Personal Salon and the notes to the Financial Statements included elsewhere in this prospectus.

STATEMENT OF OPERATIONS DATA:	Results for the Nine Months Ended March 31, 2002 (Unaudited)	November 9, 2000 (inception) to June 30, 2001 (Audited)

Sales Revenue	$ 2,830	$ 4,188
Cost of Sales	1,505	2,970
Other Income	45,000	15,000
Operating Expenses	110,249	370,988
Net Income (Loss)	($ 63,924)	$ (354,762)

BALANCE SHEET DATA:
Cash and cash equivalents	$ 365	$ 1,392
Working capital (deficit)	(18,359)	(74,686)
Total assets	51,604	92,237
Total liabilities	18,799	76,078
Stockholder's equity (deficiency)	32,805	16,159
Net Income (Loss) per weighted average share of common stock outstanding	-	($0.03)
Weighted Average Number of Shares Outstanding	26,035,762	13,716,308

Risk Factors

The shares offered in this prospectus are very speculative and involve a high degree of risk. These shares should be purchased only by people who can afford the loss of their entire investment. Before purchasing these shares you should carefully consider the following risk factors and the other information concerning My Personal Salon and its business contained in this prospectus.

Risks Related to Our Operations

  We Have Conducted Limited Operations That You Can Use To Evaluate our Future Potential. Although we have conducted market research and test marketing, it has not yet conducted full-scale commercial operations. As such, there is no history of operations on which to base an evaluation of our business plan. Because we have no history of full-scale operations, we have no meaningful financial historical data to use as a basis for determining future operational performance. Our business must be considered in light of the risks, expenses, and problems frequently encountered by companies in the early stages of development, particularly companies, like ours, that rely in part on Internet commerce.

  We Have Incurred Losses Since Inception. Since our inception on November 9, 2000, we have continually generated losses and have an unaudited accumulated deficit of $418,686 as of March 31, 2002. As a startup, to generate revenue we must be able to garner market share from our competitors and/or establish new markets for our products and services. The likelihood of our success depends on our ability to provide quality hair and beauty services to our clientele at any location in Manhattan, New York, at competitive prices. Failure to penetrate this market would have a materially adverse effect upon our business and could force us to reduce or close operations. No assurance can be given that My Personal Salon can or will ever operate profitably (see "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business - Current Operations" and "Business - Competition").

  We Expect Future Losses. We expect negative cash flow and operating losses to continue for the foreseeable future. We expect our operating costs to increase in both the near and long terms. Initially we expect these costs to increase by approximately $5,000 per month during the last fiscal quarter of 2002 (unless we obtain the capital sooner to increase employee salaries), as we expect to begin to compensate our full-time employees at that time. Over the long term, the principal costs of expanding our business will include:

-  salaries and benefits for our officers;
-  substantial direct and indirect marketing, advertising and promotional costs;
-  costs incurred in connection with hiring staff to meet our anticipated growth; and
-  costs incurred to accommodate changes in technology.

These costs cannot be accurately quantified at this time, because we are uncertain if we will be successful in raising additional capital (see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Cash Requirements and Additional Funding"). We expect that it will take a substantial amount of time before we begin generating net operating revenue. If net operating revenue does not grow at the rate we anticipate, and we are unable to adjust our operating expenses accordingly, then our business and financial results could be substantially and adversely affected. We cannot assure you that we have accurately predicted our net operating revenue, particularly in light of the intense competition in the hair care industry. Furthermore, we cannot assure you that we will ever achieve or sustain profitability.

  The Independent Auditors Have Issued a Going Concern Opinion as Part of Our Audited Financial Statement. Our independent auditors have included explanatory paragraphs in our audited financial statements regarding our ability to continue as a going concern for the period from November 9, 2000 (inception) to June 30, 2001, and our financial condition has not materially improved since that date. Among the factors cited by the accountants that raised substantial doubt as to our ability to continue as a going concern are our limited sales of our products and services. Our financial statements do not include any adjustments that might result from the outcome of that uncertainty. The going concern qualification is further described in Note 10 of the notes to our audited Financial Statements as of June 30, 2001 (see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Plan to Address Going Concern Opinion"). This going concern opinion may negatively impact our ability to raise additional capital, which would have a negative effect on our future business operations.

  If We Do Not Obtain Additional Financing our Business May Fail. As of March 31, 2002, we had virtually no cash. Our business plan calls for significant expenses in connection with our proposed regional expansion. Accordingly, we will require additional capital in order to finance this expansion expense. We do not have any firm commitments for financing and we can provide no assurance that we will be able to obtain the required financing when needed. Obtaining additional financing will be subject to a number of factors, including:

- market conditions;
- investor acceptance of our business plan; and
-investor sentiment, in light of the going concern opinion issued by our independent auditors.

We have engaged Equinet Inc. ("Equinet"), a financial advisory firm located in New York City (and which is owned by Gregg Davis, the son of our Chief Executive and Director, Stephen Davis), to raise up to $3 million in either debt or equity capital through a private placement or placements, on a best efforts basis. This means that while Equinet will give its best effort to complete such a financing, no guarantee is made that we will receive any capital. The parties have not agreed on a type, form or price of the securities to be included in such an offering as of the date of this registration statement. However, Equinet has informed us that it will initiate its efforts only after such time as the SEC declares this registration statement effective.

These factors may make the timing, amount, terms and conditions of additional financing unattractive or unavailable to us. If we are not successful in obtaining financing in the amount necessary to complete our business plan, then we will not be able to achieve revenues and our business may fail.

  Increased Competition in the Hair Care Industry Could Have a Material Adverse Effect on our Business. The hair care industry is highly competitive and has limited barriers to entry. In Manhattan, New York, where we currently operate, there are many competitors offering similar services and products. These competitors may be single salon operators or national chains. In many cases, we face one or more competitors within areas where we have targeted new operations, including companies operating salons as departments within department stores, salon chains, independently owned salons, and salons operating under franchises from franchising companies. Any increased competition from these competitors could negatively affect sales volume from our operations. In turn, this would reduce our revenue and profits and could have a material adverse effect on our business, results of operations, and financial position.

  We Depend on Our Officers to Manage our Business and These Individuals May Leave My Personal Salon in the Future. We currently rely on the abilities of our officers to manage critical aspects of our business such as sales, marketing, business development, vendor relations and bookkeeping. If we are able to execute our business plan in the future, we will also require additional employees to perform these and other management functions. Our success depends, to a significant extent, upon our key employees: Mr. Stephen Davis, our Chief Executive Officer; Mr. Vincent Hickman, our President; and Mr. Avrham Paravi, our Vice President and Secretary. The loss of services of one or more of these employees could have a material adverse effect on our business. We believe that our future success will also depend in part upon our ability to attract, retain, and motivate qualified personnel. Competition for such personnel is intense. There can be no assurance that we can attract and retain such personnel. We do not have "key person" life insurance on, nor have we entered into employment agreements with, any of our employees (see "Management").

  Our Inability to Engage and Retain Qualified Hair and Beauty Stylists Could Have A Material Adverse Effect on our Business. We utilize the services of independent, subcontracted hair and beauty stylists ("Stylists") to provide our services to our customers. Our current operational viability and future growth, if any, is dependent upon our ability to engage and retain highly qualified Stylists to provide our services to our customers. There is no assurance that our current Stylists will elect to continue to perform services in our behalf or that other Stylists will agree to be engaged by us. If we require the services of additional Stylists, it may be difficult to find Stylists with the qualifications and skills necessary or desirable for our customers to continue to utilize our service or for new customers to utilize our services. The inability to engage and retain qualified Stylists could have a material adverse effect on our business, results of operations, and financial position.

  Changes in Our Relationship with Redken, Our Sole Product Supplier and Largest Customer, Could Have A Material Adverse Effect on our Business. We are dependent upon our relationship with Redken for name recognition with our customers, and for the majority of our revenue. Our exclusive agreement with Redken allows us to purchase their products at steep discounts and resell them to our customers at retail prices directly through our Stylists (see "Business - Our Relationship with Redken" and "Exhibits -Redken Agreement"). We received $60,000 from Redken in connection with that agreement. Since inception, these marketing fees have represented approximately 90% of our total revenue. We are not entitled nor do we expect to receive any additional marketing fees from Redken under this agreement. The Redken agreement has been extended until October 1, 2002, while the parties attempt to negotiate a new agreement. If we are unable to successfully negotiate and execute a new distribution agreement with Redken by that date, we will no longer be able to sell their products. While we have not sold any of these products as of the date of this registration statement, the ability to sell Redken products is a critical element of our long-term strategy. Any such cancellation by Redken could have a material adverse effect on our future business, results of operations, and financial position.

  We Cannot Guarantee That Our Services Will Sell Successfully. There can be no assurance that our marketing and sales strategies will be effective and that consumers will use our services and/or buy our products. Market acceptance of our services will depend in part upon our ability to demonstrate the advantages of our on-site hair and beauty service over competitors that operate traditional hair and beauty salons. In addition, our sales strategy contemplates sales to markets that are unfamiliar with receiving hair and beauty services at a location other than a beauty salon and therefore may not be accepting of our service (see "Business of My Personal Salon " and "Competition").

  We May Be Liable For Damages or Injuries Caused by or to our Stylists. Because of our lack of capital and insignificant revenue to date, we have not obtained professional liability insurance. As such, we may become liable for any damages or injuries sustained or caused by our Stylists at our customers' locations. We recognize that there have been increased incidences of litigation, fines, seizures and bankruptcies in the general business marketplace in recent years. We also intend to increase the number of customers and hair, beauty and massage sales by the fourth quarter of 2002. We anticipate acquiring product and professional liability insurance at or before the end of the fourth quarter of 2002, to provide us with adequate coverage against these liabilities. In the event that corporate liabilities arise prior to the acquisition of these insurance policies, we could suffer financial losses, which could have a materially adverse effect on our operations and future viability.

  We Are Entering the Market with a Reliance On Our Internet Component When Many Internet Companies Are Failing. Although we do not currently derive a large portion of our revenue from Internet sales, our long-term strategies rely heavily on our Internet presence. Because of this, we may be perceived to be an Internet company by prospective customers and investors. We face the heightened risk of entering the market when many Internet companies are failing. A large number of Internet companies, which were significantly better financed than us, have failed and we could fail as well. Currently there is a widespread belief that high tech and Internet companies are speculative investments with little likelihood of profits. It may be difficult for us to raise capital at a time when there are such negative views in the investment community related to start-up Internet companies.

  Information System Disruptions Could Have A Substantive Negative Effect On Our Business. All of the hair, nail, makeup and massage services revenue we have generated has been as a result of telephone calls made or e-mail sent to our offices by visitors to our website. As such, the reliability and efficiency of our website is critical to our ability to advertise our services to our customers. We also have developed a Stylist scheduling area on our website that we use during periods of increased call volume. If we are unable to modify our web site as may be necessary to accommodate increased traffic or increases in the volume of information processed through our systems from customers, we could experience system disruptions, impaired quality and delays in updating Stylists' schedules. Although we have not, as of the date of this registration statement, experienced any such service disruptions, any of these events could have a substantial negative effect on our business and financial results in the future.

  Our Operations Are Susceptible to Disruptions Due to Physical Causes. Our website and physical operations are also vulnerable to damage or interruption from fire, flood, power loss, telecommunications failures and similar events. Any such interruptions or delays at our facilities would have a substantial adverse effect on our business and financial results. We have no formal disaster recovery plan, and no business interruption insurance, so we will not receive any form of compensation for any losses that may occur. The occurrence of any or all of these events could also damage our reputation and brand name, thus impairing our business substantially.

  We are heavily dependent on the establishment of our brand name. We believe that establishing and maintaining the "My Personal Salon" brand name will be critical to attracting customers. Brand recognition is particularly important given the low barriers to entry into hair and beauty care and the growing number of retail salons. If visitors to our web site and retail consumers do not perceive our service to be of high quality, or if we alter or modify our brand image, introduce new services or enter into new business ventures that are not favorably received by such parties, the value of our brand name could be diluted, thereby decreasing the attractiveness of our services to our prospective customers.

  Our Quarterly Operating Results Are Likely to Fluctuate Significantly. Our revenues and expenses, and in particular our quarterly revenues, expenses and operating results, may fluctuate significantly due to the variety of Risk Factors described in this section. Because of the potential for significant fluctuations in our quarterly results, you should not rely on quarter-to-quarter comparisons of our future results of operations as an indication of subsequent performance.

  We May Have Difficulty Managing Our Growth As Planned. Our anticipated growth could place a significant strain on our services and support operations, sales and administrative personnel, and other resources. Our web site design and functionality may not be adequate to meet our growth plans. This potential inadequacy could result in our inability to schedule our services on a timely basis and a consequent loss of customers and revenues. We cannot assure you that our systems, procedures or controls will be adequate to support our operations or services. Nor can we assure you that our management will be capable of fully exploiting the market for our services. Our failure to manage growth effectively could have a substantial, negative effect on our business and financial results.

Risks Related to the Offering

  My Personal Salon Will Require Additional Financing for its Business that Could Dilute the Ownership of Stockholders. To continue our current operations through the end of 2002, we must obtain a minimum of $75,000 from current or new investors (see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Overview and Cash Requirements and Additional Funding"). In order to expand our existing operations in Manhattan, we must obtain $1,000,000 from current or new investors. In order to expand our business not only in Manhattan but also in other, new geographic locations, we must obtain $3,000,000 from current or new investors. Any equity financings could result in dilution to our stockholders, which could result in a change of control of My Personal Salon, Inc. and may depress the market price of our common stock in the market, if one develops in the future.

  The Sale Price of the Securities Will Be Arbitrarily Determined. Our bona fide estimate of the offering price at which offers and sales would be made prior to the time that the securities become listed or quoted on the Bulletin Board is ten cents ($0.10) per share. However, at such time as the securities are listed or quoted on the Bulletin Board, the pricing will be arbitrarily determined by market factors and the independent decisions of the selling stockholders. The sale price may have no relationship to our book value or other methods of valuation concerning securities. In the event that we are successful in obtaining an effective date for this registration statement from the SEC, and our stock is qualified for trading on the Bulletin Board or other exchange, the trading price of the securities could be subject to significant fluctuation in response to variations in quarterly results of operations, announcements of new products or services by us or our competitors; general trends in the industry; and overall market conditions and other factors.

  Future Sales of Preferred Stock Could Dilute the Ownership of Our Current Stockholders and Could Also Adversely Affect the Market for our Common Stock. We have the authority to issue up to 4,000,000 shares of preferred stock without shareholder approval and possessing such attributes and preferences as our Board of Directors may determine in its sole discretion. The issuance of preferred stock by our Board of Directors could adversely affect the rights of the holders of our common stock. An issuance of preferred stock could result in a class of outstanding securities that would have preferences with respect to voting rights and dividends and in liquidation over the common stock and could, upon conversion or otherwise, have all of the rights of our common stock. Such an issuance could substantially dilute the ownership of our current stockholders. Our Board of Directors' authority to issue preferred stock could discourage potential takeover attempts or could delay or prevent a change in control through merger, tender offer, proxy contest or otherwise by making these attempts more difficult or costly to achieve.

  21,375,000 Shares of Common Stock of My Personal Salon Will Soon Become Eligible for Public Sales and Could Have a Depressive Effect on the Market Price of Our Stock. To date, we have issued only common stock. Upon the effective date of the registration statement of which this prospectus is part we will have 27,749,957 shares of common stock outstanding, of which 21,375,000 shares are deemed restricted shares under Rule 144 and could become eligible for resale in as little as 90 days following the effective date of this offering. Actual sales of these shares of our common stock, and/or the market's knowledge that these sales could occur, may cause the market price of our common stock to fall. These sales also might make it more difficult for us to sell equity or equity related securities in the future at a time and price that we deem appropriate or to use equity as consideration for future acquisitions.

  If Our Securities Are Qualified for Trading You Can Expect the Market for Our Stock to Be Extremely Volatile. If we are successfully able to locate a Market Maker to make application for our securities for trading on the Over-The-Counter Electronic Bulletin Board, ("OTC-BB" or the "Bulletin Board"), operated by the National Association of Securities Dealers (the "NASD"), or other market or quotation service, investors in our securities should be aware that timely, accurate quotations of the price of our common stock may not always be available. You can also expect our trading volume to be low in any market where our securities trade, if any. Consequently, the activity of only a few shares may affect the market and may result in wide swings in price and in volume.

  We May Not Qualify for Listing on the NASDAQ after the Bulletin Board is Eliminated, Which May Have an Adverse Effect on the Price and Liquidity of our Common Stock. The NASD has indicated that, beginning in January 2003, the Bulletin Board will be phased out, and a new stock market, the Bulletin Board Exchange ("BBX"), will be commenced as a part of the NASD's automated quotation system ("NASDAQ"). To qualify for listing on the BBX, companies will have to comply with various requirements to be set by the NASD. If we are unable to meet the BBX requirements, and the OTC-BB is eliminated by the NASD, then our shares may only be able to be purchased and sold in the "pink sheets". If this occurs, it could have a materially adverse impact on the price and liquidity of our common stock covered by this prospectus.

  My Personal Salon's Common Stock is Currently Classified as a "Penny Stock." At such time as our common stock is quoted and is traded on the Bulletin Board, it will be covered by what is known as the "Penny Stock Rules." The Penny Stock Rules require brokers to provide additional disclosure in connection with any trades involving a stock defined as a "penny stock," including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith. The regulations governing penny stocks could limit the ability of brokers to sell the shares offered in this prospectus and thus the ability of investors to sell these shares in the market. The Penny Stock Rules will cover our stock until it has a market price of $5.00 per share or more, subject to certain exceptions (see "Description of Securities - Penny Stock Rules").

  The Members of Our Board of Directors Own Majority Control of My Personal Salon, Inc. and Currently Control the Outcome of All Stockholder Votes. Mr. Stephen Davis (Chief Executive Officer and Director), Mr. George Lois (Chairman of the Board of Directors), Mr. Vince Hickman (President and Director), Mr. Avrham Paravi (Vice President, Secretary and Director), and Ms. Roberta Greene (Director) collectively own nineteen million eight hundred fifty thousand (19,850,000) shares of our common stock, which is seventy-two percent (72%) of the total number of shares of My Personal Salon common stock issued and outstanding as of the date of this prospectus. These individuals, through their ownership of the controlling interest in My Personal Salon, can determine the outcome of all votes put before our shareholders, including the ability to:

-  elect, or defeat the election of, our Board of Directors;
-  amend or prevent amendment of our Articles of Incorporation, as amended, and/or Bylaws; and
-  effect or prevent a merger, sale of assets or other corporate transaction requiring shareholder approval.

  Our stockholders, for so long as they hold less than 50% of the outstanding voting power of our company will not be able to control the outcome of such transactions. In the event that our management does not perform successfully, the extent of ownership by these individuals may have the effect of preventing a change in the control of our company, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control over our company, which in turn could have an adverse effect on the market price of our common stock.

    No Dividends Have Been Paid on Common Stock and May Never Be Paid. We have never paid dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future (see "Dividend Policy").

    Special Note Regarding Forward-Looking Statements. Some of the statements under "Risk Factors," "Plan of Operation," "Business," and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's results, levels of activity, performance, or achievements to be significantly different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those listed under the section entitled "Risk Factors" and elsewhere in this prospectus.

  In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms or other comparable terminology.

  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, and levels of activity, performance, or achievements. We do not assume responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform them to actual results.

  Use of Proceeds

  We will not receive any proceeds from the sale of the common stock offered through this prospectus by the selling stockholders.

  Determination of Offering Price

  Prior to the listing of our shares on the OTC Bulletin Board or other stock market or exchange, if at all, our management estimates that the maximum offering price at which offers and sales of our common stock will be made is ten cents ($0.10) per share. However, at such time as our shares of common stock may be listed or quoted on the Bulletin Board or other stock market, the market price of our shares will be arbitrarily determined by prevailing market trends and other factors and the independent decisions of the selling stockholders.

  Dilution

  The common stock to be sold by the selling stockholders is common stock that is currently issued and outstanding. Accordingly, there will be no dilution to our existing shareholders from these secondary sales of stock.

  Selling Stockholders

  The selling stockholders named in this prospectus are offering for sale all of the 6,000,000 shares of common stock offered through this prospectus. The shares include the following:

  1. 4,000,000 shares of common stock that CorpHQ and certain subcontractors acquired from us as compensation for their providing us certain services in connection with our start-up. These services included: development of our website; research, advice and consultation on our commercial strategy; and development of our marketing program (see "Exhibits -- The CorpHQ Agreement"). Subsequent to entering into the CorpHQ Agreement, CorpHQ assigned the right to receive 2,000,000 shares of our common stock to the Subcontractors for services rendered to it during our project. These subcontractors are: Steven Crane, the Chairman of the Board of Directors of CorpHQ (666,666 shares); VJ Design, a graphic design firm (500,000 shares); TANDA Marketing, a marketing and Internet consulting firm (450,000 shares); Gregg Davis, a consultant (333,334 shares) and Virtual Internet Services, Inc., an Internet services firm (50,000 shares). Gregg Davis is the son of our Chief Executive Officer, Steve Davis (see "Certain Transactions and Relationships"). Gregg Davis subsequently reassigned the right to receive his shares to Jessica Temelden; and

  2. 668,558 shares of common stock issued to Virtual Internet Services, Inc. ("VIS"), to compensate it for services rendered to My Personal Salon. These services include: web hosting, maintenance and development; subcontracted customer service and telemarketing, (see "Exhibits - "The Virtual Internet Services, Inc. Agreement"); and

  3. 331,442 shares purchased by various individuals and organizations in our Private Placement. A list of the shares being registered in this prospectus and the people and entities that own them appears below. We placed all of these shares in a private transaction that was exempt from registration under Regulation D promulgated under the Act (the "Private Placement").

  We have registered the shares to permit the selling stockholders and their pledgees, donees, transferees or other successors in interest that receive their shares from the selling stockholders as a gift, distribution or another non sale-related transfer after the date of this prospectus to resell the shares when they deem appropriate.

  In all purchase agreements, the selling stockholders represented that they were acquiring the shares for investment and with no present intention of distributing those shares. In addition, the selling stockholders represented that they qualified as "accredited investors" (as such term is defined in Rule 501 under the Securities Act). We agreed in the purchase agreements to prepare and file a registration statement as soon as practicable and to bear all expenses other than fees and expenses of counsel for the selling stockholders and underwriting discounts and commissions and brokerage commissions and fees. Accordingly, we filed with the SEC a registration statement on Form SB-2, of which this prospectus forms a part. We have also agreed to prepare and file any amendments and supplements to the registration statement as may be necessary to keep the registration statement effective until the earlier of the date on which the shares offered in this prospectus have been sold or may be resold by the selling stockholders without registration and without regard to volume limitations under Rule 144 of the Securities Act or any other rule of similar effect.

  Except as noted in the table below, the selling stockholders have not had a material relationship with us within the past three years except as a result of the ownership of the shares offered in the Private Placement. The following table sets forth the name of the selling stockholders, the number of shares of common stock owned beneficially by them before and after this offering and the number of shares that may be offered pursuant to this prospectus. This information is based on information provided by the selling stockholders. The table assumes that the selling stockholders will sell all of the shares offered by them in this offering. However, we are unable to determine the exact number of shares that actually will be sold or when or if such sales will occur. Please be aware that the percentage of shares noted as beneficially owned is based on 27,749,957 shares outstanding as of March 31, 2001.

  To the knowledge of our management, there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares are being registered to permit public secondary trading of the shares, and if and after this registration statement is declared effective by the SEC, the selling stockholders may offer the shares for resale from time to time.

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After Offering (1)
			Number of Shares Being Offered
Name	Number	Percent		Number	Percent

CorpHQ, Inc. (2) P.O. Box 812 Redondo Beach, CA 90277	2,000,000	7.3%	2,000,000	0	0%

Steven Crane (2) P.O. Box 812 Redondo Beach, CA 90277	666,000	2.44%	666,000	0	0%

Victoria Jahn as beneficial owner for: VJ Design (2) 920 Pacific Coast Hwy., #C Redondo Beach, CA 90277	500,000	1.83%	500,000	0	0%

Art F. Aviles as beneficial owner for TANDA Marketing (2) 20331 Ravenwood Huntington Beach, CA 92646	450,000	1.64%	450,000	0	0%

Virtual Internet Services Inc. (2) (7) 5500 Calle Sonora Yorba Linda, CA 92887	718,558	2.56%	718,558	0	0%

Barry J. Labell (6) 3370 NE 109th St., Apt. 1514, Aventura, FL 33180	44,440	0.16%	44,440	0	0%

Joseph Ruiz (6) 104-60 Queens Blvd. 21B Forest Hills, NY 11375	66,666	0.24%	66,666	0	0%

Tom Minter (6) 305 West 50th St., Apt. 2K New York, NY 10019	133,332	0.49%	133,332	0	0%

Jesse Berger (6) 4772 N. Citation Dr. 202 Delray Beach, FL 33445	133,332	0.49%	133,332	0	0%

  Continued from Page 14

	Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered	Shares Beneficially Owned After Offering (1)

Name	Number	Percent		Number	Percent

Ron Bradherson (6) 305 East 40th St., Apt.3-B New York, NY 10016	1,000	0.00%	1,000	0	0%

William H. Zajicek (6) 102 Diamond Lane Old Bridge, New Jersey 08857	1,000	0.00%	1,000	0	0%

Pasqua Tucci (6) 3 Woodoak Place Garden City, New York 11530	1,000	0.00%	1,000	0	0%

Jak Eskinazi (6) 214 6Th Ave., Apt. 3A. Brooklyn, NY 11215	1,000	0.00%	1,000	0	0%

Jessica Temelden (2) (3) (6) 305 W. 50th. St, Apt, 2-K New York, NY 10012	666,666	2.44%	666,666	0	0%

Thomas M. Jones (5) 5405 Alton Parkway, Suite 5A-483 Irvine, CA 92614	50,000	0.18%	50,000	0	0%

EquityNet Research Inc. (7) 4740 Ventura Canyon Avenue, Sherman Oaks, CA 91423	50,000	0.18%	50,000	0	0%

Rebecca Garcia (6) 211 White Meadow Rd. Rockaway, NY 11215	1,000	0.00%	1,000	0	0%

Dennis Mazzella (6) 444 East 86Th St., Apt. 34H. New York, NY 10028	1,000	0.00%	1,000	0	0%

Elizabeth Snodgrass (6) 101 Westend Ave., Apt. 14W New York, NY 10023	1,000	0.00%	1,000	0	0%

  Continued from Page 15

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After Offering (1)
			Number of Shares Being Offered
Name	Number	Percent		Number	Percent
John and Ilona Lavacca (6) 400 East 85th St., Apt. 2A.New York, NY 10028	2,000	0.01%	2,000	0	0%
Kenneth Fischer (6) 285 Lafayette St., Apt. 3A New York, NY 10012	1,000	0.00%	1,000	0	0%
Carl Fischer (6) 121 East 83RD St. New York, NY 10028	1,000	0.00%	1,000	0	0%
J. Ronald Holland (6) 444 East 82ND St., Apt. 26G. New York, NY 10028	1,000	0.00%	1,000	0	0%
Luke and Diane Lois (6) 37 West 12TH St., Apt. 12C. New York, NY 10011	2,000	0.01%	2,000	0	0%
Stuart Jackson (6) 611 A Lemington Plaza Monroe TWP, NJ 08831	1,000	0.00%	1,000	0	0%
Robert and Nancy Bunt (6) 320 Central Park West., Apt. 10A New York, NY 10025	2,000	0.01%	2,000	0	0%
Robert K. Stewart (6) 66 Crest Rd. West. Merrick, NY 11566	1,000	0.00%	1,000	0	0%
Carlos E. Diaz (6) 41 West 86TH Street, Apt. 2J New York, NY 10024	1,000	0.00%	1,000	0	0%
Laura Lang Cohen (6) 1205 Las Lomas Pl. Pacific Palisades, CA 90272	1,000	0.00%	1,000	0	0%

  Continued from Page 16

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After Offering (1)
			Number of Shares Being Offered
Name	Number	Percent		Number	Percent

Manuel and Irma Oro (6) 712 Cottonwood Dr. Franklin Lakes, New Jersey 07417	2,000	0.01%	2,000	0	0%

Debra Lynn Adler (6) 318 East 89TH St. New York, NY 10128	1,000	0.00%	1,000	0	0%

Dru Davis (6) (3) 2000 N. Las Palmas Ave. Los Angeles, CA 90068	1,000	0.00%	1,000	0	0%

Karen Delgado (6) 712 Cottonwood Dr. Franklin Lakes, New Jersey 07417	500	0.00%	500	0	0%

Joori Kim (6) 600 West 9TH Street., Apt. 1111 Los Angeles, CA 90015	500	0.00%	500	0	0%

Manuel and Ileana Oro (6) 712 Cottonwood Dr. Franklin Lakes, New Jersey 07417	2,000	0.01%	2,000	0	0%

Cary Tamler (6) 80-96 Surrey Pl. Jamaica Estates, NY 11432	1,000	0.00%	1,000	0	0%

MHE Inc. (6) 15245 Shady Grove Road, #400 Rockville, MD 20850	44,440	0.16%	44,440	0	0%

Thomas B. Smith (6) 192 Lawton Road Riverside, IL 60546	44,400	0.16%	44,400	0	0%

Feltman, Karesh, Major & Farbman(6) 152 W. 57th. St. New York, NY 10019	100,000	0.37%	100,000	0	0%

  Continued from Page 17

	Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered	Shares Beneficially Owned After Offering (1)

Name	Number	Percent		Number	Percent

Daphna Tamler (6) 80-96 Surrey Place Jamaica Estates, NY 11432	1,000	0.00%	1,000	0	0%

Amy Shaw (6) 373 Huntington Rd.. Union, NJ 07083	1,000	0.00%	1,000	0	0%

Steven L. Bleicher (6) 359 W. 53rd. St., #1-B New York, NY 10019	500	0.00%	500	0	0%

Feng Mui Ma-Ruiz (6) 104-60 Queens Blvd., #21-B Forest Hills, NY 11375	1,333	0.00%	1,333	0	0%

Bradley Susser (6) 225 E. 95th. St., #27-G New York, NY 10128	200,000	0.73%	200,000	0	0%

Andrea Ruiz (6) 1 Bay Club Drive, #7W New York, NY 11375	2,666	0.01%	2,666	0	0%

Ronald S. & Aurea Lyons (6) 16404 Ruby Lane Weston, FL 33331	2,000	0.01%	2,000	0	0%

Robert J. Fyvolent (6) 2246 Ben Lomond Dr. Los Angeles, CA 90027	1,000	0.00%	1,000	0	0%

Waihung Ma (6) 32-73 78th. St. Jackson Heights, NY 11370	13,333	0.05%	13,333	0	0%

Jeffery Rosenberg (6) 22 Woodside Rd. Springfield, NJ 07081	5,000	0.02%	5,000	0	0%

  Continued from Page 18

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After Offering (1)
			Number of Shares Being Offered
Name	Number	Percent		Number	Percent

Jesse Boskoff (6) 17 Broadlawn Ave. Great Neck, NY 11024	66,667	0.24%	66,667	0	0%

Dr. Leon E. Lewis (6) 2081 W. Beach Rd. Oak Harbor, WA 98277	1,000	0.00%	1,000	0	0%

Assaf Cohen (6) 1732 E. 3rd. St. Brooklyn, NY 11273	7,000	0.03%	7,000	0	0%

Gregg Davis (4) (6) 305 W. 50th St., #2-K New York, NY 10019	1,000	0.00%	1,000	0	0%

	========	=====	=======	==	====
Total	6,000,000	21.92%	6,000,000	0	0%
    Assumes that none of the selling stockholders sells shares of common stock not being offered in this prospectus or purchases additional shares of our common stock, and assumes that all shares offered are sold, which may or may not be the case.
    Denotes shares acquired directly though, or received by the assignment of rights under, the CorpHQ Agreement.
    Denotes shares assigned by Gregg Davis.
    Gregg Davis and Dru Davis are the son and daughter, respectively, of Stephen Davis, who is My Personal Salon's Chief Executive Officer and Director.
    Thomas M. Jones is My Personal Salon's Legal Counsel.
    Denotes shares acquired in the Private Placement.
    EquityNet Research Inc. acquired the shares as compensation for independent research services performed under an agreement with My Personal Salon dated May 29, 2001 (see "Exhibits - The EquityNet Research Agreement").
    Denotes shares acquired under the VIS Agreement.

  Plan of Distribution

  Manner of Sales; Broker-Dealer Compensation

  Prior to being listed for trading on a stock exchange or in a stock market, there will be no public market for our shares, and none may ever develop. Management intends to seek a market maker to file an application with the NASD to list our shares on the Over-The-Counter Electronic Bulletin Board. Management's estimate of the maximum offering price at which offers and sales of the selling stockholders' shares will be made prior to the time that the securities become listed or quoted on the Bulletin Board is ten cents ($0.10) per share. However, at such time as the securities are listed or quoted on the Bulletin Board or other stock market or exchange, if ever, the pricing will be arbitrarily determined by market factors and the independent decisions of the selling stockholders. The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders, or by their respective pledgees, donees, transferees or other successors in interest. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell their shares on the NASD Bulletin Board or otherwise, at market prices or at negotiated prices. They may sell shares by one or more means of distribution including:

    block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
    purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;
    over-the-counter distributions in accordance with the applicable rules and regulations, of the NASD's OTC Bulletin Board or other exchange;
    ordinary brokerage transactions and transactions in which the broker solicits purchasers; and
    privately negotiated transactions.

  In connection with distributions of such shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders also may sell our common stock short and redeliver the shares to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus, as supplemented or amended to reflect such transaction. The selling stockholders also may loan or pledge the shares to a broker-dealer, and, upon default, such broker-dealer may sell the pledged shares pursuant to this prospectus.

  In effecting sales, brokers, dealers or agents engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers, dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated prior to the sale.

  The selling stockholders and such brokers and dealers and any other participating brokers and dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any commissions, discounts or concessions received by them, and any profits on the resale of shares sold by broker-dealers, may be deemed to be underwriting discounts and commissions under the Securities Act. We will pay all reasonable expenses incident to the registration of the common stock being offered by this prospectus, other than any legal fees of the selling stockholders and any selling expenses of the selling stockholders, including any commissions and discounts of underwriters, dealers or agents.

  In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The selling stockholder may not sell any common stock described herein and may not transfer, devise or gift such securities by other means not described in this prospectus.

  The selling stockholders may agree to indemnify any agent, broker or dealer that participates in transactions involving shares of the common stock against certain liabilities, including liabilities arising under the Securities Act.

  At the time a particular offer of shares is made a prospectus supplement, if required, will be distributed. Such prospectus supplement will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other items constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed sales price to the public.

  We have the right, upon written notice to the selling stockholders, to require the selling stockholders to suspend open market offers and sales of the shares if our board of directors reasonably determines that there is a significant business purpose for such suspension. We have agreed to use our best efforts to limit such suspensions to two 30-day periods in any twelve-month period.

  We entered into a Registration Rights Agreement for the benefit of the selling stockholders to register for resale its common stock under applicable federal and state securities laws under certain circumstances and for a certain period of time. The Registration Rights Agreement provides for cross-indemnification of the selling stockholders and us and the selling stockholder's directors, officers and controlling persons against certain liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act.

  Filing of a Post-Effective Amendment In Certain Instances.

  If any selling stockholder notifies us that he, she, or it has entered into a material arrangement (other than a customary brokerage account agreement) with a broker or dealer for the sale of shares of our common stock under this prospectus through a block trade, purchase by a broker or dealer or similar transaction, we will file a post-effective amendment to the registration statement for this offering.

  The post-effective amendment will disclose:

    the name of each broker-dealer involved in the transaction, the number of shares of common stock involved,
    the price at which those shares of common stock were sold, the commissions paid or discounts or concessions allowed to the broker-dealer(s), if applicable, that these broker-dealer(s) did not conduct any investigation to verify the information contained or incorporated by reference in this prospectus, as supplemented, and any other facts material to the transaction.

  Compliance with Regulation M

  Under the Securities Exchange Act of 1934 and the regulations thereunder, any person engaged in a distribution of the shares of our common stock offered by this prospectus may not simultaneously engage in market making activities with respect to our common stock during the applicable "cooling off" periods prior to the commencement of such distribution. Also, the selling security holders are subject to applicable provisions which limit the timing of purchases and sales of our common stock by the selling security holders.

  We have informed the selling security holders that, during such time as they may be engaged in a distribution of any of the shares we are registering by this registration statement, they are required to comply with Regulation M. In general, Regulation M precludes any selling security holder, any affiliated purchasers and any broker-dealer or other person who participates in a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete. Regulation M defines a "distribution" as an offering of securities that is distinguished from ordinary trading activities by the magnitude of the offering and the presence of special selling efforts and selling methods. Regulation M also defines a "distribution participant" as an underwriter, prospective underwriter, broker, dealer, or other person who has agreed to participate or who is participating in a distribution.

  Regulation M prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security, except as specifically permitted by Rule 104 of Regulation M. These stabilizing transactions may cause the price of our common stock to be more than it would otherwise be in the absence of these transactions. We have informed the selling security holders that stabilizing transactions permitted by Regulation M allow bids to purchase our common stock if the stabilizing bids do not exceed a specified maximum. Regulation M specifically prohibits stabilizing that is the result of fraudulent, manipulative, or deceptive practices. Selling security holders and distribution participants are required to consult with their own legal counsel to ensure compliance with Regulation M.

  Legal Proceedings

  We are not currently a party to any legal proceedings. My Personal Salon's agent for service of process in Delaware is National Registered Agents, 9 East Lookerman Street, Dover, Delaware 19901, Telephone: (302) 674-4069.

  Directors, Executive Officers, Promoters and Control Persons

  The following table sets forth the name, age and position of each director and executive officer of My Personal Salon. There are no other persons who can be classified as a promoter or controlling person of our company. The officers and directors of My Personal Salon are as follows:

NAME	AGE	POSITION
--------	------	--------------
George Lois	67	Chairman of the Board of Directors
Stephen Davis	62	Chief Executive Officer and Director
Vincent C. Hickman	30	President, Director and Co-Founder
Avrham Paravi	32	Vice President, Secretary and Director
Martin Bond, CPA	66	Director and Acting Chief Financial Officer
Roberta Greene	45	Director

  George Lois, Chairman, has over 30 years of experience in the advertising business. Among the successful slogans Mr. Lois has created are the slogans used by the MTV cable television network ("I want my MTV"), TIME magazine ("Make Time for Time") and Reebok athletic footwear and clothing ("Pump up and Air out"). Mr. Lois formed the publicly traded advertising agency, Lois/USA Inc. in 1978, and was a director or co-chairman of Lois/USA from 1991 to 1999. Mr. Lois retired in 1999. Prior to forming Lois/USA, Mr. Lois was a principal of the Lois Holland Calloway agency for ten years. He has authored several books, one of which, The Art of Advertising, has been frequently cited as an authoritative text on the subject of mass communication. Mr. Lois has been My Personal Salon's Chairman since November 2000. Mr. Lois does not hold an operating title but oversees all of our company's creative, advertising and marketing activities.

  Stephen Davis, Chief Executive Officer. Mr. Davis joined My Personal Salon in November of 2000 and is our Chief Executive Officer and a Director. Mr. Davis is responsible for establishing the overall strategic direction of our company. Mr. Davis brings 35 years of experience in the fashion apparel business. Mr. Davis co-founded the branded designer company Wayne Rogers in 1967, and continued as President until 1980. As President of that company, Mr. Davis launched Christian Dior Sportswear in 1981. Mr. Davis was responsible for running Wayne Rogers' day-to-day operations, which included, design, sales, production and advertising. In 1984, Mr. Davis acquired the distribution rights for Coca Cola Clothing and accessories. During his tenure, Mr. Davis also directed all licensing operations. Mr. Davis operated Stephen Davis and Associates, a consulting firm for the apparel industry, from 1991 to 1999. Mr. Davis has owned and operated Worldwide Imports and Exports from 1999 to the present. Mr. Davis holds an MBA from the New York University.

  Vincent C. Hickman, President, Director, Co-Founder. Born in Drexel Hill, Pennsylvania, and raised in Delaware County, Pennsylvania, Mr. Hickman earned a Bachelor of Science in Liberal Arts from the State University of New York (SUNY) Regents. He also graduated from the U.S. Naval Nuclear Power School and the U.S. Operational Intelligence School in the early 1990's. Mr. Hickman served as an Intelligence Specialist at the Navy Command Center at the Pentagon in Washington DC, and later served as the Special Assistant to the Director of Naval Intelligence during the Admiral Sheafer and Cramer administrations from 1992-1997. From 1997-1998, Mr. Hickman later served as a multimedia designer for the Vitro Corporation in Washington DC, working with the first version on NSCA Mosaic, the predecessor to the Netscape Navigator Internet browser. In 1999, Mr. Hickman's career continued as a fiber optic engineer with Reliable Telcom in Media, PA., as a Retail Account Manager at the boutique investment banking firm Sands Brothers, in New York City. During 2000, he worked as  a National Account Manager at the internet advertising firm DoubleClick, in New York's Silicon Alley, and then started  his own technology company CommerceWorkz. Mr. Hickman's personal accomplishments include almost 8 years of marriage to his wife Heidi, an Account Executive at USA Today. While in public service he received the Navy Commendation Medal, Navy Achievement Medal, and various awards for accomplishments during Operation Desert Storm. Mr. Hickman co-founded My Personal Salon.com LLC in September 2000, and is largely responsible for its early development. Mr. Hickman directs all of our day-to-day operations.

  Avrham Paravi, Vice President, Director, Secretary and Co-Founder, was born and raised in Tel Aviv, Israel. After completing academic studies in Tel Aviv, Mr. Paravi joined the Israeli Armed Forces where he served as a specialist in field operations and intelligence throughout the late 1980's. After his time in public service, Mr. Paravi went abroad to study at beauty care institutions in Amsterdam, London and Paris. Upon completing his studies in 1987, Mr. Paravi returned to Tel Aviv, where he managed three beauty salons. He operated these salons as sole owner until 1989. Mr. Paravi was recalled to the Israeli Armed Forces in order to serve in the Gulf War. He received numerous citations for valor for his contributions during the Gulf War. Mr. Paravi has worked in the beauty care services industry for over 16 years, and co-founded My Personal Salon.com LLC in September 2000. Mr. Paravi is responsible for management of all customer service and contractor related issues.

  Martin Bond, CPA, Director, Treasurer and Acting Chief Financial Officer, has been a partner for the New York accounting firm of Albinder, Altman & Block since 1996, where he specializes in small business accounting and audits. Mr. Bond began his career in 1958 with Emmanuel Schwartz & Co. CPA's, and earned his CPA in 1963. He has been a Partner in various accounting firms since 1964, and specializes in manufacturing, real estate and retail business. Mr. Bond joined our board in July of 2001 and will provide interim services as our Chief Financial Officer on a consulting basis until such time as a permanent CFO can be engaged. Mr. Bond received his Bachelor of Business Administration degree from The City College of New York in 1957.

  Roberta Greene, Director, is a corporate and entertainment public relations, promotions and marketing specialist. She has had over twenty-five years of creating corporate image and personality campaigns; positioning and repositioning products both at the retail level and with trade and consumer press; developing and implementing strategic plans for her clients; and staging special events. From 1985 to 1991, Roberta Greene was President of Roberta Greene and Associates, a marketing/public relations firm with a diversified client list that included: Women's Day, Elle, and Memories Magazines; Schieffelin & Somerset Co., importers and distributors of Dom Perignon and Moet & Chandon, Revo Sunglasses; The Barbie Doll; Baccarat Crystal; and the Freedom Forum. Since 1991, Roberta Greene has owned and operated Phoenix Communications, a marketing, public relations and promotions firm with added capabilities in the production of film and video. Since that time, Ms. Greene and Phoenix have represented many leading companies including: Kayser-Roth, manufacturers of No Nonsense Panty Hose; Readers Digest Publications; Seventeen Magazine; Town and Country Magazine; Sesame Street Television program; Actresses Joan Lunden and Catherine Deneuve; Montblanc, the manufacturer of luxury writing instruments; and Motorola. Ms. Greene joined our board in November 2000, and provides it with advice and consultation on marketing and public relations issues.

  Conflicts of Interest

  The services of our Chief Executive Officer, Stephen Davis are not exclusive to My Personal Salon. Currently, he spends approximately twenty percent of his working time with My Personal Salon. Mr. Davis also is a principal of Worldwide Import and Export Services, a clothing importer and exporter. We believe that no actual conflict of interest exists between Mr. Davis, Worldwide Import and Export Services and My Personal Salon, but as our business grows and requires more attention from Mr. Davis, it is possible a conflict may develop.

  Board of Directors

  Directors serve until the next annual meeting or until their successors are qualified and elected. Officers serve at the discretion of the Board of Directors. There are no family relationships among My Personal Salon's officers and directors. Each Director receives the sum of 7,000 shares of restricted common stock per meeting of the Board of Directors attended physically, and 3,500 shares of common stock per meeting attended telephonically. Officers may receive compensation as determined by us from time to time by vote of the Board of Directors. Such compensation might be in the form of stock options or stock grants. My Personal Salon may reimburse directors for expenses incurred in attending meetings of the Board of Directors.

  Board of Directors Committees

  The Board of Directors has not yet established an audit committee or a compensation committee. An audit committee typically reviews, acts on, and reports to the entire Board of Directors with respect to, various auditing and accounting matters, including the recommendations and performance of independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, and internal accounting and financial control policies and procedures. Certain stock exchanges currently require companies to adopt a formal written charter that establishes an audit committee that specifies the scope of an audit committee's responsibilities and the means by which it carries out those responsibilities. In order to be listed on any of these exchanges, we will be required to establish an audit committee comprised of outside directors.

  Security Ownership of Certain Beneficial Owners and Management

  The following table sets forth certain information regarding the shares of My Personal Salon's outstanding common stock beneficially owned as of the date of this prospectus by (i) each of our directors and executive officers, (ii) all of our directors and executive officers as a group, and (iii) each other person who is known by My Personal Salon to own beneficially more than 5% of our common stock.

	Shares Beneficially Owned

Name	Number		Percent
George Lois, Chairman of the Board of Directors (1)	5,000,000		18%(2)
Stephen Davis, Chief Executive Officer and Director (1)	4,850,000		17%(2)
Vincent C. Hickman, Co-Founder, President and Director (1)	4,000,000	(3)	15%(2)
Avrham Paravi, Co-Founder, Vice President, Secretary and Director (1)	5,000,000		18%(2)
Roberta Greene, Director (1)	1,000,000		4%(2)
All Directors and Officers as a Group	19,850,000		72%(2)

Andreas Bauer, Consultant (1)	1,000,000		4% (2)
Jay Christopher Chicoy, Consultant (1)	1,000,000		4% (2)
CorpHQ, Inc. P.O. Box 812 Redondo Beach, CA 90277	2,000,000	(4)	8%(2)

  (1) Each person named in the table has sole voting and investment power with respect to all common stock beneficially owned by him or her, subject to applicable community property law. Except as otherwise indicated, each of such persons may be reached through My Personal Salon at 1407 Broadway, Suite 1206, New York, NY 10018.

  (2) The percentages shown are calculated based upon the 27,749,957 shares of common stock outstanding as of the date of this prospectus. We have not issued any options or warrants to any individual.

  (3) Stephen Davis originally acquired 5,000,000 shares of common stock at organization. On September 7, 2001, Mr. Davis gifted the sum of 150,000 shares to Serge Benat.

  (4) These shares were acquired directly through, or received by assignment under, the CorpHQ Agreement.

  Description of Securities

  The following description of our capital stock is a summary of the material terms of our capital stock. This summary is subject to, and qualified in its entirety by, My Personal Salon's Certificate of Incorporation, as amended, and our Bylaws, and by the applicable provisions of Delaware law.

  Common Stock

  We are authorized to issue up to 100,000,000 shares of common stock having a par value of $0.0001 per share, of which 27,749,957 shares are issued and outstanding as of the date of this prospectus. The holders of shares of common stock of My Personal Salon do not have cumulative voting rights in connection with the election of our Board of Directors, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of our directors. Each holder of common stock is entitled to one vote for each share owned of record on all matters placed before the shareholders for a vote. No options, warrants or other instruments convertible into or exchangeable for shares have been issued as of the date of this prospectus.

  The holders of shares of common stock are entitled to dividends, out of funds legally available therefore, when and as declared by the Board of Directors. The Board of Directors has never declared a dividend and does not anticipate declaring a dividend in the future. In the event of liquidation, dissolution or winding up of the affairs of our business holders are entitled to receive, ratably, the net assets of My Personal Salon available to shareholders after payment of all creditors.

  To the extent that additional shares of My Personal Salon's common stock are issued, the relative interests of existing shareholders will be diluted.

  Preferred Stock

  We are authorized to issue up to 4,000,000 shares of preferred stock having a par value of $0.0001 per share, of which no shares are issued and outstanding as of the date of this prospectus. We do not have any present plans to issue preferred stock. In accordance with our Articles of Incorporation, our Board of Directors has the sole discretion to set the terms, rights, privileges and other attributes of our preferred stock, in one or more series. The issuance of such preferred stock could adversely affect the rights of the holders of our common stock and, therefore, reduce the value of our common stock.

  Admission of Quotation to OTC Bulletin Board

  We will seek application for the securities offered hereunder to be listed for trading on the Over-The-Counter Electronic Bulletin Board operated by the NASD (the "OTC-BB"). The OTC-BB market differs from national and regional stock exchanges in that it (1) is not cited in a single location but operates through the electronic communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than a "specialist" as is common to stock exchanges. To qualify for quotation on the OTC-BB, an equity security must have one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the issuing company for listing. Only NASD-Member Market Makers may apply to quote securities on the OTC-BB, and as of the date of this registration statement, we have not obtained the consent of a Market Maker to apply for such qualification. The NASD has indicated that, beginning in January 2003, the OTC-BB will be phased out, and a new stock market, the Bulletin Board Exchange ("BBX"), will be commenced as a part of the NASD's automated quotation system ("NASDAQ"). To qualify for listing on the BBX, companies will have to comply with various requirements to be set by the NASD. If we are unable to meet the BBX listing requirements, and the OTC-BB is eliminated by the NASD, then our shares may only be able to be purchased and sold in the "Pink Sheets." If this occurs, it could have a materially adverse impact on the price and liquidity of our common stock covered by this prospectus.

  Penny Stock Status

  If and when a market for its common stock develops, My Personal Salon's common stock will be a "penny stock," as the term is defined by Rule 3a51-1 of the Securities Exchange Act of 1934. This makes it subject to reporting, disclosure and other rules imposed on broker-dealers by the Securities and Exchange Commission requiring brokers and dealers to do the following in connection with transactions in penny stocks:

  1. Prior to the transaction, to approve the person's account for transactions in penny stocks by obtaining information from the person regarding his or her financial situation, investment experience and objectives, to reasonably determine based on that information that transactions in penny stocks are suitable for the person, and that the person has sufficient knowledge and experience in financial matters that the person or his or her independent advisor reasonably may be expected to be capable of evaluating the risks of transactions in penny stocks. In addition, the broker or dealer must deliver to the person a written statement setting forth the basis for the determination and advising in highlighted format that it is unlawful for the broker or dealer to effect a transaction in a penny stock unless the broker or dealer has received, prior to the transaction, a written agreement from the person. Further, the broker or dealer must receive a manually signed and dated written agreement from the person in order to effectuate any transactions in a penny stock.

  2. Prior to the transaction, the broker or dealer must disclose to the customer the inside bid quotation for the penny stock and, if there is no inside bid quotation or inside offer quotation, he or she must disclose the offer price for the security transacted for a customer on a principal basis unless exempt from doing so under the rules.

  3. Prior to the transaction, the broker or dealer must disclose the aggregate amount of compensation received or to be received by the broker or dealer in connection with the transaction, and the aggregate amount of cash compensation received or to be received by any associated person of the broker dealer, other than a person whose function is solely clerical or ministerial.

  4. The broker or dealer who has effected sales of penny stock to a customer, unless exempted by the rules, is required to send to the customer a written statement containing the identity and number of shares or units of each such security and the estimated market value of the security. Imposing these reporting and disclosure requirements on a broker or dealer make it unlawful for the broker or dealer to effect transactions in penny stocks on behalf of customers. Brokers or dealers may be discouraged from dealing in penny stocks, due to the additional time and heightened responsibility involved and, as a result, this may have a deleterious effect on the market for My Personal Salon's stock.

  Transfer Agent

  We intend to engage Interwest Transfer and Registrar Inc., located at 1981 E. 480 South, Suite #100, Salt Lake City, UT 84117, telephone number: (801) 272-9294 as transfer agent and registrar for our shares, prior to the initiation of trading of our securities.

  Shares Eligible for Future Sale

  Upon the completion of this offering, we will have 27,749,957 shares of common stock outstanding. Of these shares, 6,000,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act. The remaining 21,749,957 shares of common stock outstanding may generally only be sold if subsequently registered or if in compliance with the limitations of Rule 144 described below or another applicable exemption from registration.

  Sales of Restricted Shares

  Of the 27,749,957 shares of common stock outstanding, 21,749,957 shares of common stock are deemed restricted shares under Rule 144 and will not be eligible for resale until at least 90 days following the completion of this offering.

  In general, under Rule 144 of the Securities Act as currently in effect, beginning 90 days after this offering, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year, including a person who may be deemed an affiliate, is entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of 1% of the then-outstanding shares of our common stock (approximately 274,000 shares as of the date of this prospectus) and the average weekly trading volume of our common stock during the four calendar weeks preceding such sale. Sales under Rule 144 of the Securities Act are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about us. A person who is not our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least two years, would be entitled to sell such shares immediately following this offering without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144 of the Securities Act. The transfer agent may require an opinion of counsel that a proposed sale of shares comes within the terms of Rule 144 of the Securities Act prior to affecting a transfer of any shares in reliance upon Rule 144.

  Interest of Named Experts and Counsel

  No "Expert" or "Counsel" (as defined by Item 509 of Regulation S-B promulgated pursuant to the Securities Act of 1933) whose services were used in the preparation of this Form SB-2 was hired on a contingent basis. Our legal counsel, Thomas M. Jones, owns 50,000 shares of common stock in My Personal Salon, which we issued to him as part of a retainer agreement with him and which are being included as a part of this registration. Mr. Jones has also issued an opinion of counsel as to the validity of the securities to be registered.

  Disclosure of Commission Position of Indemnification for Securities Act Liabilities

  The Certificate of Incorporation and Bylaws of My Personal Salon provide that we will indemnify and advance expenses, to the fullest extent permitted by the Delaware General Corporation Law, to each person who is or was a director, officer or agent of My Personal Salon, or who serves or served any other enterprise or organization at the request of My Personal Salon. We have been advised that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification arising out of any such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court's decision.

  Organization Within Last Five Years

  We were originally organized as My Personal Salon.com LLC, a limited liability company, in the State of Delaware on September 27, 2000. On March 23, 2001, the original LLC merged with My Personal Salon.com, Inc., a Delaware corporation formed specifically for that purpose. On June 6, 2001, the name of the corporation was changed to My Personal Salon, Inc. in order to pursue our current business plan. Messrs. George Lois, Stephen Davis, Vincent C. Hickman, Avrham Paravi, Andreas Bauer and Jay Christopher Chicoy, and Ms. Roberta Greene, each paid US$0.0002 per share for each of the shares they acquired at organization.

  Business Summary

  We have developed My Personal Salon to provide hair and beauty services on an outcall basis -- at the consumer's choice of location, rather than at a traditional hair salon at a storefront location. Our goal is:

    to facilitate the execution of traditional salon services;
    to facilitate commerce in the field of beauty care services on the Internet, and;
    to provide consumers with a single source for all their beauty care services and products.

  In general, beauty care services apply to every individual, however we are targeting more affluent individuals and corporate organizations as our initial customers. At no time in history have more adults' daily lives been so full of activities, related to both career and personal pursuits. It has been repeatedly noted in the media that it is a daily struggle for most of the population to find enough time to accomplish everything they wish. Having beauty care services performed in the home has been a fixture in the very affluent portions of society for decades, with price and availability being the barrier to adoption by the bulk of mainstream society.

  We believe our business has the potential to successfully deliver these much sought after services to affluent and corporate customers in major metropolitan areas in the future. We will target customers in major metropolitan cities for two primary reasons: daily life is much more demanding in these areas, therefore making our value proposition greater; and transportation infrastructure and time would make execution in more rural areas difficult.

  We currently operate exclusively in the Manhattan, New York area. We have provided hair, nail and makeup services to our customers since January of 2001, and massage services since August of 2001. We have generated only $7,018 in revenue from these services from our inception through March 31, 2002 (see "Business - Current Operations"). All services are provided by independent stylists, ("Stylists"), that are engaged by My Personal Salon, (see "Business - Independent Stylists"). Because of a relative lack of capital, we are unable to adequately advertise our services to potential customers or to create sufficient incentives for potential distributors. These factors have reduced our ability to generate revenue.

  We conducted informal test marketing activities in Manhattan, New York and believe from the results that affluent individuals and corporations will utilize our service. This response has been very encouraging, and we plan to expand our business to other major markets as soon as we have sufficient capital and management resources available to us, (see "Business - Future Expansion").

  Background

  My Personal Salon.com LLC was founded in September 2000 by Vincent C. Hickman, an entrepreneur with a background in computer engineering, Internet advertising and sales, and Avrham Paravi, an entrepreneur who has owned and operated various hair and beauty salons in Israel and the United States.

  The initial three-month period was used to develop our original business plan, analyze our concept of providing on-location beauty care services to consumers at their choice of location, and analyze our ability to obtain independent stylists to provide our on-location services.

  During this initial planning cycle, we added two highly experienced individuals to our board of directors: George Lois, a preeminent creative force and advertising industry innovator; and Stephen Davis, a garment industry entrepreneur who has started and managed various high profile enterprises over a twenty-five year career.

  In December 2000, we initiated discussions with Redken 5th Avenue NYC, a subsidiary of the L'Oreal Corporation. This relationship, (see "Business of My Personal Salon - Our Relationship with Redken" and "Exhibits - Redken Agreement"), which was finalized in April 2001 and has been extended through October 1, 2002, provides My Personal Salon with:

    deep discounts on all Redken products;
    ongoing product education and start-up kits for up to 100 independent stylists per year;

    $35,000 in yearly revenue for advertising and promotional purposes (to the date of this prospectus, we have received a total of $60,000 from Redken and L'Oreal as marketing fees, and no additional amounts are owed or expected from Redken or any other person at this time);

    10% accrual from Redken on all product sales to be used for marketing and advertising; and

    strategic consultation in the areas of product sales, delivery and development of a custom product catalogue.

  From January to September 2001, we conducted market tests on each of our service offerings to assess consumer interest, customer acquisition rates, pricing points, and overall public opinion. These informal market tests were conducted by our officers and consultants, and were not audited or confirmed by any third party research firms. During these tests, we attempted to answer the five questions listed below, which we believe to be central to our overall business strategy.

    Will a Significant Number of Customers Embrace the Concept of Purchasing Beauty Services at Their Choice of Location? During this time, we provided hair and makeup services to 52 customers, 28 (or 54%) of whom have made repeat appointments as of the date of this registration statement. While we have not generated a significant amount of revenue from these operations, the enthusiastic responses that we have received from our customers combined with the rate of returning customers provided the basis for our assumption that affluent individuals and corporate customers will purchase these services, and that a market for our business exists in Manhattan.

    Will a Significant Number of Qualified Beauty Stylists Embrace the Concept of Providing their Services for an Agency on an Outcall Basis? Of the 340 independent stylists that we interviewed during this time, 326 stated that they "would provide their services on behalf of My Personal Salon at its current rates," and 11 did not respond to the survey. Only 3 independent stylists stated that they "would not provide their services on behalf of My Personal Salon."

    Can We Develop a Relationship With a Major Company in the Industry to Assist in Marketing Our Services? and Can We Obtain a Line of Products That Can Be Profitably Sold to Our Customers? We believe that each of these questions was answered affirmatively when we executed our agreement with Redken, which has been extended through July 6, 2002 (see "Business of My Personal Salon - Our Relationship with Redken").

    Can These Services be Performed at Price Points Which Make Them Viable for My Personal Salon? During the test period described above, our gross margin (operating revenue less the cost of Stylists) for our services was 33.6%. We believe that: (a) this margin can be increased over time because we purposely positioned the prices of our services lower than our customers' expectations during market tests; and (b) together with the minimum 50% gross margin from the sale of Redken products anticipated during 2002 and beyond (if further extended by the parties), our overall gross margins are anticipated to be sufficient to allow us to operate the business as a going concern.

  Industry Overview

  All statistical information contained in this section is derived from "The Green Book 2000," which is the most recent industry information on the subject matter released by The National Accrediting Commission of Cosmetology Arts and Sciences ("NACCAS"). NACCAS is recognized by the U.S. Department of Education as the national agency for the institutional accreditation of schools within the beauty care industry. It presently accredits approximately 1000 institutions that serve over 100,000 students each year. The Green Book is published annually by Advanstar Communications, Inc. of Cleveland, Ohio.

  Salon Size

  One instructive way to analyze the salon industry is to look at a breakdown of the industry by size:

    3.7% of all salons have greater than 15 employees;
    4.9% of all salons have 10-14 employees;
    5.3% of all salons have 7-9 employees;
    18% of all salons have 4-6 employees;
    10.4% of all salons have 3 employees;
    20% of all salons have 2 employees; and
    37.7% are individual shop owners (1)

  Salon Business

  The following statistical information was compiled from the results of an industry survey conducted by Martin Akel & Associates in 2000.(2) The average salon generates annual revenues of $650,000. 86% of salons report some sales growth in the last few years, with overall growth of over 13%. Only 7% reported declining sales. 93% of salons expect that growth to continue, with approximately 15% overall growth anticipated, and only 2% of salons forecast declines. (2)

  The average salon has a customer base of 2,731 patrons, and the average customer comes in 1.7 times per month. 80% of salons reported that they saw growth in that customer base over the last few years, with half calling the growth significant. In the next four years, 93% of salons expect to see more growth in their customer base, with 42% calling that growth in clientele significant. (2)

  This illustrates the severely fragmented nature of the salon industry and provides insight on the potential business opportunity for our company.

  The Customers

  Approximately 50% of the U.S. population participates in the salon industry, but by far women make the biggest impact in the salon industry. Women made an estimated 901 million trips to the beauty salon in 1998 and 52% of these visits were by women ages 50 and over. In addition, that number is expected to grow by roughly 125 million visits over the next 12 years - to over 1 billion trips a year. (3)

  Another customer demographic being targeted is the male market. According to the research published by NACCAS, men are now taking a more active interest in their hair, and in their appearance in general, and they are increasingly turning to hair stylists rather than to barbers to give them service. As would be expected, younger men are more likely than older men to visit a stylist. In this demographic, youth rules. While some 6% of salons had only female clients, 12% of salons had under 10% male clients, and some 25% of all salon patrons last year were men. (3)

  It is estimated that 80% of salon clients are white, 9% African-American, 4% Hispanic, and 7% other races. Those numbers, if they mirror the general population, are expected to change. This is because the ethnic market is seen as a burgeoning one, with enormous growth potential. (4)

  The statistics provided above assume that the population of the United States in the year 1990 was comprised of approximately: 109 million white residents, or 76% of the total; 29 million African-Americans, or 12%; 21 million Hispanics, or 9%, and 7 million Asians, or 3% of the entire population. In 2000, those percentages have changed to reflect a population that is 198 million white residents, or 72% of the total; 34 million African-Americans, or 13%; 31 million Hispanics, or 11%; and 11 million Asians, or 4% of the total population. Going forward, those percentages are expected to continue to change to result in approximately 50% of the population being white, 15% African-American, 25% Hispanic, and 10% Asian. (4)

  These customer trends shed light on a key principle that we have adopted, and its benefit to our future success. Since the early stages of the beauty care industry, any entity providing services has naturally focused on a specific consumer segment as its focus. It is not uncommon to see, even today, a beauty salon offering services catered to women and a barbershop nearby catering to the needs of men. This separation of services has created an environment that charges women a much higher rate for services that men would pay less for, even though the services may be identical.

  We take a truly "unisex" view to the services we provide. There is no differentiation given to male and female customers. Service offerings and pricing are determined specifically based on the nature of the service, for instance: the length or type of hair, not on whether you are a male or female customer.

  The Labor Force

  There were 1,286,000 professionals employed in the 296,563 beauty salons, barbershops, skin care salons, day spas, and nail salons in January 1999. Of that number, approximately 60% of salon employees work full-time, 29% are part-time (20-35 hours), and 11% are low time (less than 20 hours). 92% have one or more years of experience, and over 68% are employed by full-service salons. 8% of the workforce (about 100,000 people) is comprised of workers with less than one year of relevant salon experience. This number is comparable with the current number of cosmetology school graduates. The vast majority of these inexperienced workers go to work at full-service salons. Currently, there remains an average of 4.34 professional employees per American salon. (5)

  (1) from Advanstar research, (Page 16)
  (2) from a Martin Akel & Associates Survey of American Salon readers as published in the "The Green Book 2000" (Page 19)
  (3) from the Multi-Sponsor Survey. (Page 23)
  (4) from the Multi-Sponsor Survey. (Page 24-25)
  (5) from a survey of 22,500 salons by LMP Associates, commissioned by NACCAS and published in the "The Green Book 2000" (Pages 40-41)

  Business Segments

  Our operations address six market segments, as follows:

  - Consumer Services: The busy adult that places importance on his or her appearance/health and places value on the services currently offered by traditional salons. This segment comprises 40% of the total market opportunity and is the core focus of all company initiatives. Based on the significance of this market segment, we presently expect to allocate approximately 40% of our total budget and human resources to servicing this area of the business.

  - Industry Services: Providing the Fashion, TV/Film and Editorial/Print Industry with a single resource for all hair, makeup and manicure services needed for any production shoots. This segment comprises 20% of the total market opportunity and is a key focus of company initiatives. Based on the significance of this market segment, we presently expect to allocate approximately 20% of our total budget and human resources to servicing this area of the business.

  - Corporate Services: Fortune 500 Companies who wish to provide on-location salon services to their employees, as well as using the service for corporate client events and promotions. This segment comprises 5% of the total market opportunity and is a key focus of company initiatives. Based on the significance of this market segment, we presently expect to allocate approximately 5% of our total budget and human resources to servicing this area of the business.

  - Bridal Services: Offering on-location services to the Bride and her following, as well as offering the service to corporate members of the Bridal Industry, such as wedding planners, wedding rental locations, etc. as an added value to their clients. This segment comprises 20% of the total market opportunity and is a key focus of company initiatives. Based on the significance of this market segment, we presently expect to allocate approximately 20% of our total budget and human resources to servicing this area of the business.

  - Tourism Services: Providing Hotels and Resorts with a resource for on location salon services as an added value to their clients. This segment comprises 10% of the total market opportunity and is a key focus of company initiatives. Based on the significance of this market segment, we presently expect to allocate approximately 10% of our total budget and human resources to servicing this area of the business.

  - Retail Services: Drive consumers to the retail/department location, by creating an on-location salon area for the consumer, who by choice of convenience wants to have the beauty service performed at this location. This should trigger a possible impulse purchase of other products sold at that specific location. This segment comprises 5% of the total market opportunity and is a key focus of company initiatives. Based on the significance of this market segment, we presently expect to allocate approximately 5% of our total budget and human resources to servicing this area of the business.

  We believe these characteristics of the beauty care workforce create a significant opportunity for My Personal Salon. Our ability to create an extremely flexible and nurturing working environment, a continuing education program, a compensation structure based on performance and commitment, and an employee benefits program that currently does not exist in the salon industry, gives our senior management a valuable tool in order to acquire and retain the best personnel in the industry.

  Markets and Marketing

  We have planned various advertising, sales and promotional programs for our marketing initiatives, and expect to budget approximately 30-35% of our available cash for such programs. Our management has developed promotional tactics and institutional sales messages targeting certain customer types and positioning each concept in the marketplace. Print, radio, television and billboard advertising campaigns will be developed and supervised at our headquarters.

  - Consumer Services: The consumer segment will be addressed through a regionally-targeted mix of public relations and advertising. To create brand awareness among the busy urban professional, we will continue to work closely with members of the press within the beauty/fashion community. Offering complimentary services to beauty editors of regional and national media outlets has proven to be a great source of press coverage for our company, and will continue to be a core strategy of our marketing plan.

  In addition, involvement in charitable activities has also proven very successful for us. Our ability to select a charity that not only is in keeping with the personal beliefs of our management, but also attracts participation by our target demographic, lends itself well toward justification and participation. Typically, we will donate a "Celebrity Style" package for two to a selected charity for a giveaway or auction, with the proceeds benefiting the charity involved. In addition, we will typically have a stylist attend the function to give a demonstration of our services during the auction. This has proven to be an instant "buzz" creator, as many items given or auctioned away at these functions tend to make a "less than inspiring" presentation.

  - Industry Services: The industry segment will be addressed with some limited advertising in specific trade periodicals and niche marketing verticals, but the majority of this segment will be addressed through our relationships within the community itself, our stylists.

  The successful penetration of the market depends greatly on our ability to inspire our stylists to divert most, or all, of the requests for services that each receive daily to My Personal Salon. Our senior management does, and will continue to, work closely with our Stylists to identify possible clients on the industry side and to develop client acquisition strategies for each opportunity.

  - Corporate Services: The corporate segment will be addressed through strategic alliances with service companies acting as "employee benefit providers." As an example, we currently have a strategic relationship with City Access, a provider of a wide range of services to the human resources departments of many Fortune 500 companies nationwide. The value proposition to our end client is the ability to offer its workforce a host of services, from transportation, dry cleaning, event planning and entertainment, to on location beauty care services. A key opportunity is the fact that our services have a significant "celebrity" twist to them, and therefore become a powerful sales tool for the services provider.

  - Bridal Services: The bridal segment will be addressed through targeted advertising in bridal related media outlets and through strategic relationships with bridal service providers and manufacturers. One strategy that has been developed is to package our services together with the sale of wedding dresses. Both require a two-day process that creates great synergy. During the fitting portion of the wedding dress purchase, it makes sense to have the trial portion of the hair and makeup done as well. As the wedding day approaches, it becomes necessary for a final fitting of the wedding dress, creating a perfect opportunity to follow up with the final hair and makeup session. This strategy is not only beneficial to our company, but provides wedding dress providers with an additional sales "hook" to entice the bride to make the purchase at their establishment. It is also crucial to factor in the value to the bride-to-be, as the coordination between our company and the dressmaker gives the bride a higher level of confidence that they will look "spectacular" on the most important day of their life.

  - Tourism Services: The tourism segment will be addressed through targeted advertising and through strategic alliances within the hospitality industry. The key for customer acquisition in this market segment is the development of relationships with the thousands of concierges throughout the metropolitan areas we intend to serve. We have already assessed that beauty care services are routinely requested at hotels worldwide, but the ways these services are provided are extremely fragmented and not always in keeping with the level of service provided in other settings.

  - Retail Services: Our marketing approach to the retail segment is currently under development, however there are key points to be noted. We have identified an opportunity to provide to national and regional retailers having a significant number of beauty care products for sale an ability to create the "ultimate" impulse purchasing environment. In theory, to have a customer walk past a "sea" of lipsticks, eye shadows, and lip liners seconds after having one of the hottest celebrity stylists in the area perform a makeup application on them, creates a sales opportunity we feel does not exist currently. In addition, having a high profile stylist performing these services in-house gives retailers an exciting promotional tool to use in the many event-driven promotions seen in "Sunday" newspapers across the country.

  Training Programs

  We have developed an extensive hands-on training program for its managers and stylists, which emphasizes both technical training in hairstyling and cutting, perming, hair coloring and hair treatment regimes as well as customer service and product sales. The objective of these training programs is to ensure that customers receive professional and quality service which we believe will result in more repeat customers, referrals and product sales. We have access to full- and part-time artistic directors provided by our strategic partner, Redken 5th Avenue NYC, who teach and train the stylists in techniques for providing the beauty care services and who instruct the stylists in current styling trends. We have also developed an audiovisual-based training system in our salons designed to enhance the technical skills of our hairstylists. We have created a customer service-training program to improve the interaction between employees and customers. Staff members are trained in the proper techniques of customer greeting, telephone courtesy and professional behavior through a series of professionally-designed videotapes and instructional seminars.

  Staff Recruiting and Retention

  Recruiting quality management personnel is essential to the establishment and operation of a successful business in our industry. As our company grows, we will require additional management personnel to staff key positions in sales, finance, operations and administration. In the search for managers, our executive team may recruit, or develop and promote those of our independent stylists that display the requisite initiative and capabilities. In recruiting managers, we intend to utilize a broad compensation system including cash incentives and benefit programs. Compensation for managers is expected to be made through the payment of salaries and incentives, and to be competitive within our industry.

  We have not paid salaries to any of our officers as of the date of this registration statement, and will be unable to compensate them until we raise a minimum of $75,000. Furthermore, we will be unable to hire additional management personnel until we raise a minimum of $1 million in capital (see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Cash Requirements and Additional Funding"). There is no assurance that we will ever raise this, or any, amount of additional capital.

  Competition

  The hair care industry is highly competitive. In every area in which we offer a service or product, there are many existing competitors offering similar services and products at similar prices. We face competition from companies which operate salons as departments within department stores, as well as from smaller chains of salons, independently owned salons and, to a lesser extent, salons which (although independently owned) are operating under franchises from a franchising company that may assist such salons in areas of training, marketing and advertising. Significant entry barriers do not exist for new companies in the salon industry. The principal factors of competition are quality, consistency and convenience. We continually strive to improve our performance in each of these areas and to create additional points to distinguish ourselves from our competition.

  Community Involvement

  Our charitable activities consist of donating services by My Personal Salon to charities that have an indicated level of involvement by our target demographic: urban professionals, ages 25 to 55. For example, we participated in a local New York City charity event to benefit the Alan T. Brown Foundation for the Cure of Spinal Cord Research. A beauty care package for two was donated and auctioned off in the presence of 800 of New York City's elite philanthropists. There was much consumer awareness generated by the event, for which we considered it a success. Our management feels it has a responsibility to the community to be involved in charitable endeavors. It is the further responsibility of management to ensure that any such activity is conducted in a fashion that promotes consumer awareness of My Personal Salon without detracting from the objectives of the charity which is the focus of the event. To date, our charitable donations have equaled 6% of our gross revenues, exclusive of the marketing fees received from Redken (see "Our Relationship with Redken"). We expect however, that our future charitable contributions will not exceed 1% of the revenues derived from the sale of hair, makeup and massage services.

  Government Regulations

  The beauty care industry is regulated at the state level, specifically being regulated in New York by that state's "Appearance Enhancement" legislation. Upon consultation with the New York State General Counsel's office, we were advised that My Personal Salon must be aware of the relevant regulations in place and take a "best practices" approach to our business. The key point to be aware of is that the State of New York recognizes us as an employment agency (rather than a beauty care salon), so from a liability perspective, all liability associated with only non-compliance with the Appearance Enhancement regulations will rest on the independent contractors who perform the actual beauty care services, rather than on our company. Our management will review the applicable law prior to entering a new geographic market, but it generally believes this is consistent policy across all jurisdictions nationwide.

  Independent Stylists

  All services are provided by independent Stylists that are engaged by My Personal Salon through written contracts (see "Exhibits - Sample Stylist Agreement"), which compensate them with a percentage of the gross fees generated from My Personal Salon customers. While these agreements restrict our Stylists from working directly for our customers outside of My Personal Salon, we do not restrict their ability to provide their services to clientele not generated by My Personal Salon.

  Many of the Stylists we have utilized to date are well known in the industry and have their own celebrity clients. We intend to continue to solicit such "celebrity stylists" to provide their services to My Personal Salon customers under our agreement. However, we expect that most of our Stylists will typically work part-time at traditional beauty salons and freelance during their spare time.

  The fact that our business is operated on a largely 'virtual' basis, with contract Stylists providing all of the services at the point of sale, will allow My Personal Salon to reduce the number of employees needed to execute our business plan. All of our independent Stylists are independent contactors recruited from the International Alliance of Theatrical Stage Employees (IATSE) for Hair and Make Up.

  The key factor we believe we must address in order to keep the very best talent in the industry are the culture and environment that we create for our Stylists. It is part of beauty care industry folklore that most salon owner/operators create and run a "sweatshop" environment for their stylists. Lack of professional respect, fair compensation, and employee benefits are hallmarks on the industry worldwide. Our continued goal to create an environment of respect and opportunity for stylists everywhere has given us an enormous amount of loyalty form our Stylists to date, and will continue to be a factor considered in every corporate decision made.

  Employees

  As of the date of this prospectus, we had two full-time employees, Mr. Avrham Paravi and Vincent C. Hickman, and one part-time employee, Mr. Stephen Davis. We also utilize the services of one business consultant. My Personal Salon is not a party to any collective bargaining agreements. My Personal Salon considers its relations with employees and independent contractors to be good.

  Current Operations

  We currently operate exclusively in the Manhattan, New York area. We have provided hair, nail and makeup services to our customers since January of 2001, and massage services since August of 2001. We have generated only $7,018 in revenue from these services since our inception through March 31, 2001 (exclusive of any marketing fees). Because of a relative lack of capital, we are unable to adequately advertise our services to potential customers or to creative sufficient incentives for potential distributors. These factors have reduced our ability to generate additional revenue.

  During 2001-2002, we have attempted to augment these services with a line of beauty care products under an exclusive agreement with Redken Fifth Avenue NYC (see "Our Relationship with Redken" and "Exhibits - Redken Agreement"). We received $60,000 in marketing fees from Redken Fifth Avenue NYC and its corporate parent, the L'Oreal Corporation (collectively "Redken") in connection with this relationship. These marketing fees accounted for approximately 90% of our total revenue from the inception of our business through March 31, 2002. We are not entitled to receive any additional marketing fees from Redken under this agreement, which has recently been extended through October 1, 2002 while the parties attempt to negotiate a new agreement. While we have distributed free Redken samples to our customers and co-branded all of our advertising media with the Redken logo, we have not sold any Redken products as of the date of this prospectus. We will continue to rely on our hair, nail, makeup and massage business to generate the balance of our revenue in the near term, and intend to place increasing emphasis on product sales in the future as we develop a larger base of repeat customers.

  We consider our current operations to be limited at this time because:

    We are operating at less than full capacity. Due to our current capital restraints, we are unable to create sufficient awareness of our services in our targeted demographic segments in New York City. As such, we have been unable to generate a meaningful amount of appointments for our Stylists. Further, while we do not have a formal estimate on the total size of the market in this city, we believe that it far exceeds our current ability to train and supply new Stylists to meet such demand.

    We are operating in a limited geographic region. We provide our services in the area in Manhattan bordered by Central Park North (north) to Battery Park (south), and the East and Hudson Rivers to the east and west, respectively. We believe that demand also exists in the surrounding areas of Hoboken, New Jersey and western Long Island. Due to our current capital restraints, however, we are unable to create awareness in these areas.

    We are not offering all of the products and services that we intend to offer in the future. We expect to offer hair, makeup and massage services, and Redken products, to all targeted market segments in the future. However, while we are promoting Redken through co-branding on our advertising media and website and delivering free samples of its products to our current customers, we have yet to aggressively promote Redken product sales to our customers or to the market in general. We have made this decision as a result of numerous discussions with Redken. We expect that we will commence an aggressive product sales campaign at such time as we are able to increase substantially the amount of return customers in the areas we service (see "Business of My Personal Salon - Our Relationship with Redken").

  In order to become fully operational in New York City, we will require the ability to hire sales representatives, purchase advertising in television, radio and billboards and create a higher degree of general visibility in our targeted market segments. Management has determined that we will be unable to accomplish these goals until we raise a minimum of $1 million in capital (see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Cash Requirements and Additional Funding"). There is no assurance that we will ever raise this, or any, amount of additional capital. As such, we are not currently able to forecast an estimated amount of time that we will need to meet these goals. In the event that we do raise this amount of capital, we offer no assurances that we will successfully achieve the operational objectives of our business as described in this prospectus.

  Future Expansion

  We believe a substantial opportunity exists to create a position in new markets through strategic alliances or joint ventures. We base this opinion on two factors: (1) we have received inquiries regarding such relationships from salon owners in cities with traditionally high rates of tourist traffic (Los Angeles, Miami, San Diego and San Francisco); and (2) the states in which these cities exist have high concentrations of independent stylists 5. From this information, we have concluded that individuals in our target demographic visit these areas frequently and that a significant number of independent stylists exist in the area to perform our services. While we have not developed a formal partnership strategy, we do believe the basis exists for geographic expansion through these programs, as follows:

    the number of independent stylists in each area indicate a strong demand for hair and beauty services in these four major markets;
    by extrapolating the results we have received from Manhattan, management believes that a segment of the population in each of these markets would be receptive to receiving beauty services on an outcall basis; and
    the anticipated combined margins from the sale of our services and Redken products, if we can achieve them are potentially sufficient to make such operations financially viable (see "Background").

  In order for such an operation to be properly managed, our regional strategic ally will need to possess experience and skill in the hair, makeup and massage fields. It is for this reason that we target existing salons as potential strategic partners. At this time, we have not formally contacted any salon owners to discuss such an arrangement. However, we do plan to test this strategy during the second half of 2002, subject to our ability to raise additional capital (see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Cash Requirements and Additional Funding"). Nevertheless, we believe that a strong indication exists that "economies of scale" can be realized through collective management and operation of multiple locations nationwide.

  We plan to expand in the future to other major markets nationwide, subject to our ability to obtain the capital necessary to execute our plan. We expect that such expansion will initially take place in Los Angeles or Miami. Site selection is based on a number of key factors: suitable transportation infrastructure for employees, suitable entertainment industry presence, and existence of the proper customer demographics. Due to our utilization of technology, all of the administrative requirements for nationwide operations can be managed from our New York headquarters.

  Initial personnel requirements for local coordination in our future service areas will be fulfilled by a Regional Vice President ("RVP"). The RVP's responsibilities will include: keeping current on local issues affecting our business; being the "voice" of our company in that market; and acting as the initial point of contact for human resources issues related to the Stylists in that market. We expect to eventually hire an individual to serve in this capacity in each market, and augment staff as regional operations expand. While our management has conducted informal research as to market demand and labor force in Los Angeles and Miami, we have not entered into negotiations with any third parties for the purposes of expansion or actively pursued any expansion plans. All of our expansion plans are subject to our ability to raise additional capital (see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Cash Requirements and Additional Funding").

  5 Research published by Advanstar Beauty Group in The Green Book 2000, Page 20

  Our Relationship with Redken

  In December 2000, we initiated discussions with Redken 5th Avenue NYC, a subsidiary of the L'Oreal Corporation. This relationship (see "Exhibits - Redken Agreement") was finalized in April 2001, and was initially valid for one year. On July 1, 2002, the term of the agreement was extended through October1, 2002, providing the parties an opportunity to negotiate a new agreement. The current agreement provides My Personal Salon with:

    deep discounts on all Redken products;
    ongoing product education and start-up kits for up to 100 independent stylists per year;
    $35,000 in yearly revenue for advertising and promotional purposes (we have previously received a total of $60,000 in marketing fees under this agreement, and there are no further fees due or expected from Redken or any other party for the duration of this agreement, as extended);
    10% of all product sales will be returned to My Personal Salon by Redken as further participation in our marketing and advertising budgets; and
    strategic consultation in the areas of product sales, delivery and development of a custom product catalogue.

  In the agreement, we also provide Redken with the following benefits:

    we will utilize Redken products exclusively for all of the service needs of our Stylists, and will promote and sell the Redken line of products exclusively;
    we will not sell any Redken product through our website unless the purchaser is a repeat customer of My Personal Salon;
    we will provide Redken with monthly reports on sales volume and market conditions;
    we will insure that all of our Stylists are trained in the use of Redken products; and
    we will consult with Redken prior to endorsing any other products outside of the haircare, hair color, Styling and Perm categories.

  We are heavily dependent upon this relationship for name recognition with our customers, because Redken is a recognized leader in our industry. Our agreement with Redken allows us to purchase their products at steep discounts, and to promote the Redken name and resell the product line to our customers directly through our Stylists. We have not sold any Redken products as of the date of this registration statement. We are not entitled to receive any additional marketing fees from Redken under the current agreement.

  Despite the fact that our agreement specifies that Redken pay My Personal Salon $45,000 in marketing fees during the period of the agreement, we received an additional $15,000 from Redken's corporate parent, the L'Oreal Corporation, as a bonus during 2001. All fees received from Redken under this agreement were used to help defray the cost of establishing our business and promoting our services in New York City. Since inception, these marketing fees have represented approximately 90% of our total revenue.

  Management views the ability to sell Redken products as a critical element of our long-term strategy. We intend to negotiate in good faith to secure a new agreement with Redken beyond the extended date of October1, 2002. However, any cancellation of, or refusal by Redken to extend, the agreement in the future could have a materially adverse effect on our business, results of operations, and financial position.

  Other Material Agreements

  On January 4, 2001, we entered into an agreement with CorpHQ Inc., a public company (OTC: COHQ) located in Redondo Beach, California to provide us with services in connection with the initial development and start up of My Personal Salon, including: development of our website; research, advice and consultation on our commercial strategy; and development of our marketing program. CorpHQ also provided us with market research and marketing consultation and designed and developed our website, our customer scheduling database and our accounting system. CorpHQ and My Personal Salon agreed upon a value of $300,000 for these services.

  Under the agreement, CorpHQ was entitled to receive 4,000,000 shares of our common stock, with registration rights, as compensation for its services. The agreement also provided for the assignment of the right to receive some or all of these shares by CorpHQ to independent subcontractors known to it, and to which it delegated specific duties undertaken by virtue of the CorpHQ Agreement. On March 28, 2001, our board of directors confirmed acceptance of all services delivered to us under the CorpHQ agreement and executed the Termination of Marketing Agreement and General Release with CorpHQ (see "Exhibits - CorpHQ Agreement").

  On June 7, 2001, we received written notice from CorpHQ to deliver a total of 2,000,000 shares to five subcontractors (see "Selling Stockholders") that it had engaged in the development and completion of our project. Each CorpHQ assignee was issued shares of common stock by us directly with full registration rights under the CorpHQ Agreement. One of those assignees was Gregg Davis, who is the son of Stephen Davis, the Chief Executive Officer of our company.

  On May 29, 2001 we entered into an agreement with EquityNet Research Inc. ("EquityNet"), an independent financial analyst headquartered in Sherman Oaks, California, to provide Investment Research Reports on My Personal Salon to investors and brokerage firms for the period from one year after our securities become publicly traded on the OTC Bulletin Board or other exchange (see "Exhibits - EquityNet Research Agreement"). These Research Reports will be disseminated by mail and through EquityNet's website. EquityNet and My Personal Salon agreed upon a value of $24,000 for these services, payable by cash or a minimum of 50,000 unrestricted (free-trading) shares of our common stock. Under the Research Agreement, if we elect to pay EquityNet's fee in stock, the value of the stock will be determined by multiplying the twenty-day (20) average closing bid price of the stock, calculated from its first day of trading on a public exchange, or other medium, by 50,000. Thus, the value will be determined one month after the first day of public trading. Should that value be below $24,000 on the date calculated, we are obligated to immediately transfer to EquityNet the number of additional shares of our common stock necessary to increase the total value of the stock given to EquityNet to $24,000. The agreement does not contain provisions for termination.

  On June 13, 2001 we entered into an agreement with Equinet Inc., a New York corporation controlled by Gregg Davis, who is the son of Stephen Davis, our Chief Executive Officer and a Director. Under that agreement, Equinet Inc. agreed to serve as a non-exclusive financial consultant to locate private investments and/or loans of up to $3 million for us, on a best efforts basis (see "Exhibits-Equinet Agreement"), and we agreed to pay Equinet compensation based upon the amount of funding we receive. Equinet will receive finder's fees of 10% of the first million dollars we receive; 7.5% of all funds we receive between $1 million and $2.5 million; and 5% of all funds we receive between $2.5 million and $3 million. Further, Equinet will also receive warrants equal to 2.5% of all of our issued and outstanding capital stock. The warrants will have a five-year term and will have a strike price equal to the prices paid by investors. If we receive capital in the form of a loan, Equinet will receive warrants equal to 2.5% of the amount of stock that the loan amount could have purchased based on the bid price (or fair market value) of the stock on the day that the loan is made. In the event that Equinet succeeds in raising the full $3 million, it will receive a financial advisory fee of $5,000.00 a month for 24 months and will be retained for an additional two years as our exclusive financial advisor on identical terms. This agreement expires on June 6, 2002, but may be terminated earlier by either party with five days prior written notice (see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Cash Requirements and Additional Funding," and "Plan to Address Going Concern Opinion"). On January 14, 2002, Equinet and My Personal Salon extended the term of the agreement to June 6, 2003, and EquiNet advised our management that it would not proceed with its efforts to obtain investors or lenders unless and until such time as this registration statement has been declared effective by the SEC.

  On July 30, 2001, we executed a non-exclusive Consulting Agreement with Martin Bond, CPA (see "Exhibits - Martin Bond Agreement"), a member of our board of directors. That agreement is valid until revoked by one of the parties, and provides for payment to Mr. Bond in cash or common stock at the cost of $50 per hour, for financial services rendered to us outside of his responsibilities as a director. The Bond agreement may be terminated with 30 days advance written notice by either party.

  On August 20, 2001, we executed a non-exclusive Independent Agency Agreement with T.D.M. Fashion, Inc., a New York corporation, to provide sales and sales management services on a commission basis. That agreement also contained a provision for the issuance of up to one million options to purchase common stock at $0.50 per share upon the completion of certain milestones, subject to a two-year vesting period (see "Exhibits - T.D.M. Fashion Agreement"). The T.D.M. Fashion Agreement was subsequently terminated by the resignation of T.D.M. Fashion Inc. on November 29, 2001. No options were issued to T.D.M. Fashion under this agreement.

  On September 12, 2001, we entered into a non-exclusive agreement with Virtual Internet Services, Inc. ("VIS") (see "Exhibits - Virtual Internet Services Agreement") to provide telemarketing services, order fulfillment, customer service representation, merchant services and Internet advertising on its Internet site at www.vypd.com for the period of one year at a cost of $50,142. The VIS agreement may be terminated only by the mutual agreement of both parties, except that if one party defaults on any of its material obligations under the agreement the other party may terminate the agreement if the default is not cured within 30 days. Under the VIS agreement, we agreed to pay VIS 668,558 shares of our common stock, subject to registration rights, in lieu of cash payment. VIS will also receive a sales commission of twenty percent (20%) of all revenue received by My Personal Salon from sales of its products and services made by VIS through telemarketing, and five percent (5%) of all revenue received by My Personal Salon through Internet sales made by VIS.

  Management's Discussion and Analysis of Financial Condition and Results of Operations

  The following discussion regarding the financial statements of My Personal Salon, Inc. should be read in conjunction with the financial statements included in this amended registration statement.

  Overview

  For the next twelve months, we will require significant additional capital to achieve our planned expansion. We estimate that fixed costs to maintain our current operations without additional growth is $6,300 per month. We are not yet operating at full capacity and our average monthly revenue through March 31, 2002, exclusive of sales to Redken, has been approximately $413.00. Without additional funding, we are in jeopardy of not sustaining even minimal operations (see "Cash Requirements and Additional Funding" below).

  Results of Operations

  For the period from November 9, 2000 (inception) to March 31, 2002, we recorded an operating loss of ($418,686). This operating loss is largely attributable to initial web development and other general and administrative expenses associated with a start up venture.

  We generated total income of $67,018 during this period, of which $60,000 was booked as marketing fees under the Redken agreement. Of the remaining $7,018 in revenue, $6,918 was generated from fees for hair and makeup services from 51 customers; and $100 was generated from fees for massage services from 1 customer.

  Our net loss per share of common stock was approximately ($0.01), or ($0.03) on a weighted average basis, for the period from November 9, 2000 (inception) to June 30, 2001. No estimate of our loss per share for any interim period since that date has been made. We expect to continue to operate at a loss through fiscal 2002. Further, there can be no assurance that we will ever achieve profitability or that a stream of revenue can be generated and sustained in the future.

  On September 17, 2001, we closed a private placement of securities exempt from registration under Regulation D, Rule 506 promulgated under the Securities Act, as amended. We issued 1,131,442 shares of our common stock to 44 accredited investors at $0.075 per share, and received an aggregate total of $84,858 in cash. We also issued 4,868,515 shares to 9 professionals and service providers at an average of $0.08 per share and received an aggregate total of $393,892 in services.

  The proceeds from, and shares issued in lieu of cash under, this private placement offering were used to pay for (a) management, marketing and professional consultation and services in connection with the development and start-up of our business; (b) the initial development of our web site; (c) legal and accounting fees; (d) hosting, maintenance and ongoing upgrades for our website, and customer service representation and Internet advertising until September 17, 2002; and (e) working capital purposes, including general and administrative expenses.

  Capital Resources and Liquidity

  At March 31, 2002, we had current assets of $440 and total assets of $51,604. These assets consist of $75 cash due from a stockholder, $46,309 in property and equipment, and $4,855 in notes receivable from stockholders. Net stockholders' equity in My Personal Salon was $32,805 at March 31, 2002. We remain in the development stage and, since inception, have experienced no significant change in liquidity, capital resources or shareholders' equity.

  Cash Requirements and Additional Funding

  As of March 31, 2002, our principal commitments consisted of $12,895 accounts payable, and $5,904 in amounts owed to certain of our stockholders. Our capital requirements will depend on many factors, including the rate of market acceptance of our services; the amount of expenditures that will be needed for marketing and promoting our brand name; and the potential changes in economic, regulatory or competitive conditions of our planned business.

  My Personal Salon's only potential source of capital at this time is through our relationship with Equinet Inc., which has been engaged, on a best efforts basis, to raise up to $3 million in equity or debt financing for us. Equinet has advised management that it will not initiate these efforts until such time as the SEC declares our registration statement to be effective. If we are unable to obtain an effective date from the SEC for our registration statement or if Equinet is not successful in locating these investors or lenders, we do not know how My Personal Salon will raise the capital necessary to grow its business.

  Our current cash forecasts for My Personal Salon indicate that there will be negative cash flow from operations for the foreseeable future. We believe that if we can obtain financing of at least $75,000 from outside investors, that will be sufficient to meet our anticipated minimum needs for working capital, capital expenditures and business development for the next twelve months at our current (minimal) operating levels. We expect to utilize cash at an average rate of approximately $6,300 per month, or $75,600 for the next twelve months. There can be no assurance of raising any additional investment capital, and if we are unable to raise a minimum of $75,000 in financing, we may be forced to curtail or cease our operations.

  Even if we are able to continue our operations at current levels, the failure to obtain financing could have a materially adverse effect on our business and financial results, and we will be forced to delay our planned expansion. Although we have historically relied upon financing provided by our officers and directors to supplement our operations, they are not legally obligated to provide My Personal Salon with any additional funding in the future. We currently do not maintain any lines of credit nor do we have any agreements other than the best efforts agreement with Equinet Inc. for additional sources of financing.

  In order to generate increased revenue by growing operations in our one metropolitan coverage area (New York City), My Personal Salon will need to raise at least $1,000,000 in equity capital over the next 12 months. In order to expand outside of Manhattan into additional regional markets, we will need to raise up to $3 million. If we raise a minimum of $1 million but less than $3 million, we will launch a regional advertising campaign on television, radio, magazines, newspapers and billboards in the Manhattan, New York area for the purpose of branding the name as well as driving the acquisition of new customers. We will also increase the number of employees to handle the additional demands associated with expansion of our customer base. Additional employees may also be hired in sales, customer service and administration. Furthermore, we will need to lease additional office space to accommodate the associated growth in number of employees. Any capital raised over the amount actually required to fund these activities will be deployed towards further expansion efforts in the manner determined by our management and Board of Directors.

  If we can successfully raise $3 million, we presently intend to conduct all contemplated operations in the New York area as described above, and will also seek to conduct virtually identical operations in Miami and Los Angeles. In the event that we are able to raise at least $75,000, but are unable to raise $1,000,000, we will continue our operation at current levels only, until such time as we are successful in raising the required capital to expand our operations in the manner described above.

  There is no assurance that we will be successful in any such effort, and all of our operations are subject to various risks as described in the "Risk Factors" section of this registration statement.

  In the future, we will be required to seek additional capital by selling debt or equity securities. If we are not successful we may be forced to curtail operations, sell assets, or otherwise be required to bring cash flows in balance when it approaches a condition of cash insufficiency. The sale of additional equity securities, if accomplished, may result in substantial dilution to our shareholders. We cannot assure you, however, that financing will be available in amounts or on terms acceptable to us, or at all.

  Plan To Address Going Concern Opinion

  The financial statements for the period from November 9, 2000 (Inception) to June 30, 2001 have been prepared on a going concern basis. The issuance of an audit opinion containing a "going concern" qualification from our auditors indicates that the auditors have substantial doubt about our ability to continue as a going concern. Since the date of the audit, our financial condition has not materially improved, and management does not believe that the going concern qualification contained in the auditor's report would be removed if an audit were made of My Personal Salon as of the date of this registration statement. If we are unable to obtain adequate financing necessary to support our ability to continue operations, advance our plan of operations, increase our sales and increase our working capital, our ability to continue operations would be substantially impaired, if we could continue at all. Management's plan to overcome its financial difficulties consists of raising additional capital and increasing revenues from its operations. On June 13, 2001, we engaged Equinet Inc., a financial advisory firm owned by Gregg Davis, the son of Stephen Davis (our Chief Executive Officer and a Director), to identify and solicit private and institutional investors or lenders of up to $3 million on our behalf, on a best efforts basis (see "Management's Discussion and Analysis: Cash Requirements and Additional Funding"). Equinet has advised management that it will not proceed with its efforts to obtain investors or lenders until such time as this registration statement has been declared effective by the SEC.

  Properties

  While the operation of our business is mostly "virtual" (meaning that the majority of our business activities and communications take place using the Internet, or through Stylists who work out of their customers' locations) we do have the use of a 250 square foot office facility at 1407 Broadway, Suite 1206, New York City, New York. This location serves as our principal executive office. We operate from this location at a cost of $400 per month on a month-to-month basis, pursuant to a verbal agreement with our Chief Executive Officer, Stephen Davis. Mr. Davis leases a 1,200 square foot office at this location through another entity, Worldwide Import and Export Services ("Worldwide"), (see "Certain Relationships and Related Transactions"). This rate is based upon the actual cost per square foot paid by Worldwide. In the event that the cost of Worldwide's lease increases or declines, our cost would also increase or decline at a corresponding rate. In the event that Worldwide loses its lease or otherwise relocates, we would also be forced to relocate. In the event that we were forced to relocate for these or any other reasons, we believe that adequate space is available at this cost in New York City, and that the disruption to our operations should be minimal.

  Available Information

  My Personal Salon is presently not subject to the reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). The registration statement, including the exhibits thereto, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of such material may be obtained by mail at prescribed rates from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

  Certain Relationships and Related Transactions

  On January 4, 2001, we entered into an agreement with CorpHQ, Inc., a public company (OTC: COHQ) located in Redondo Beach, California and a beneficial owner of more than five percent (5%) of our common stock, to provide us with services in connection with the initial development and start up of our business including: development of our website; research, advice and consultation on our commercial strategy; and development of our marketing program. CorpHQ also provided us with market research and marketing consultation, and designed and developed our website, our customer scheduling database and our accounting system. CorpHQ and My Personal Salon agreed upon a value of $300,000 for these services. Under the agreement, CorpHQ was entitled to receive 4,000,000 shares of our common stock, with registration rights, as compensation for its services. The agreement also provided for the assignment of the right to receive some or all of these shares by CorpHQ to independent subcontractors known to it, and to which it may delegate specific duties undertaken by virtue of the CorpHQ Agreement. This transaction was exempt from registration under the Act. On March 28, 2001, our board of directors confirmed acceptance of all services delivered to us under the CorpHQ agreement, and executed the Termination of Marketing Agreement and General Release with CorpHQ (see "Exhibits"). On June 7, 2001 we received written notice from CorpHQ to deliver a total of 2,000,000 shares to five subcontractors (see "Selling Stockholders") that it had engaged in the development and completion of our project. Each CorpHQ assignee was issued shares of common stock directly by us, with full registration rights under the CorpHQ Agreement. One of the assignees who received stock as a subcontractor was Gregg Davis, who is the son of Stephen Davis, our Chief Executive Officer and a Director.

  On June 13, 2001 we entered into an agreement with Equinet Inc., a New York corporation controlled by Gregg Davis, who is the son of our Chief Executive Officer and Director, Stephen Davis. Under this agreement, Equinet Inc. will serve as a financial consultant to locate investments and/or loans of up to $3 million for us on a best efforts basis (see "Exhibits"), and will receive compensation based upon the amount of funding we receive. Equinet will receive finder's fees of 10% of the first million dollars we receive; 7.5% of all funds we receive between $1 million and $2.5 million; and 5% of all funds we receive between $2.5 million and $3 million. Further, Equinet will also receive warrants equal to 2.5% of all of our issued and outstanding capital stock. The warrants will have a five-year life and will have a strike price equal to the prices paid by investors. If we receive capital in the form of a loan, Equinet will receive warrants equal to 2.5% of the amount of stock that the loan amount could have purchased based on the bid price (or fair market value) of the stock on the day that the loan is made. In the event that Equinet succeeds in raising the full $3 million, it will also receive a financial advisory fee of $5,000 a month for 24 months. This agreement expires on June 6, 2002, but may be terminated by either party with five days written notice (see "Business - Other Material Agreements" and "Exhibits - Equinet Agreement").

  On January 14, 2002, Equinet extended the term of the agreement to June 6, 2003, and advised management that it will not proceed with its efforts to obtain investors or lenders until such time as this registration statement has been declared effective by the SEC.

  Market for Common Stock and Related Stockholder Matters

  No Public Market for Common Stock

  No national securities exchange or the Nasdaq Stock Market lists the common stock being offered by the selling security holders, and we have not applied for listing or quotation with any national securities exchange or automated quotation system. There is no public market or trading market for our common stock, which will make it difficult for investors to sell any of our common stock.

  Options, Warrants and Securities Convertible into Common Stock

  There are no options, warrants or securities convertible into common stock issued and outstanding at of the date of this registration statement.

  Shares That Could Be Sold Pursuant to Rule 144 of the Act

  Upon the effective date of this registration statement, we will have outstanding 21,375,000 shares which are deemed restricted shares under Rule 144. These shares will not be eligible for resale until at least 90 days following the effective date of this offering, (see "Description of Securities - Shares Eligible for Future Sale" and "Description of Securities - Sales of Restricted Shares").

  Shares of Common Stock Proposed to Be Offered Publicly By Stockholders of My Personal Salon.

  My Personal Salon proposes to offer publicly six million (6,000,000) shares of common stock which it has agreed to register under the Act for resale by Stockholders (see "Selling Stockholders"), the offering of which could have a material effect on the market price of our common stock.

  Holders of Our Common Stock

  As of the date of this registration statement, we had 60 shareholders of record. There are no outstanding options or warrants to purchase, or convertible into, or exchangeable for, shares of our common stock.

  Dividend Policy

  We have not paid dividends on our common stock since our inception and do not anticipate or contemplate paying cash dividends in the foreseeable future. Although we intend to retain our earnings to finance our operations and future growth, our Board of Directors will have discretion to declare and pay dividends in the future. Payment of dividends in the future will depend upon our earnings, capital requirements and other factors, which our Board of Directors may deem relevant.

  Executive Compensation

  The following table sets forth the total compensation earned by or paid to My Personal Salon 's Executive Officers for the period from November 9, 2000 (Inception) to March 31, 2002. No officer of My Personal Salon earned a salary during this period of time.

  Long Term Compensation
		Annual Compensation			Awards		Payouts
		--------------------------------------			---------------------------		----------

					Restricted	Securities
				Other Annual	Stock	Underlying	LTIP	All Other
	Year	Salary($)	Bonus($)	Compensation ($)	Awards($)	Options/SARs(#)	Payouts($)	Compensation($)
	----	---------	--------	---------------	---------	---------------	----------	---------------
Stephen Davis	2000	$0	$ 0	$ 0	$ 0	--	$ 0
Vincent C. Hickman	2000	$0	$ 0	$ 0	$ 0	--	$ 0
Avrham Paravi	2000	$0	$ 0	$ 0	$ 0	--	$ 0

  Options/SAR Grants in the Fiscal Year 2000 - Individual Grants

  None.

  Aggregated Options/SAR Exercises in the Fiscal Year 2000 and FY-End Option/SAR Values

  None.

  Employment and Related Agreements

  None.

  Stock Option Plans

  To date, My Personal Salon has not issued any stock options. We had previously entered into an agreement with T.D.M. Fashion Inc., which required the issuance of up to 1,000,000 options to purchase common stock at $0.050, on certain milestones over a one-year period, and subject to certain vesting provisions (see "Exhibits - T.D.M. Fashion Agreement"). This Agreement was terminated by the resignation of T.D.M. Fashion Inc. on November 29, 2001. No commissions or stock options were issued to T.D.M. Fashion, Inc. under this agreement.

  We are in the process of developing an Incentive Stock Option Plan (the "Stock Option Plan"), which will be presented to the Board of Directors and for submittal to a vote of the stockholders of My Personal Salon in the future.

  Legal Matters

  Thomas M. Jones, Esq., of Irvine, California, will pass upon the validity of the securities offered hereby for My Personal Salon.

  Experts

  The Financial Statements of My Personal Salon for the fiscal year ended June 30, 2001 included herein and elsewhere in the registration statement, have been included herein in reliance on the reports of Weinberg & Company P.A. appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

====================================== ======================================
You Should Rely Only on the Information
Contained In This Document or that We Have
Provided To You. We Have Not Authorized
Anyone To Provide You With Information That
Is Different. The Delivery of this prospectus
And Any Sale Made By This	My Personal Salon, Inc.
prospectus Doesn't Imply That There
Haven't Been Changes In the Affairs of
My Personal Salon Since the Date of
This prospectus. This prospectus Does
Not Constitute an Offer or	6,000,000 Shares
Solicitation By Anyone In Any	of Common Stock
Jurisdiction in Which Such an Offer or
Solicitation is Not Authorized or In
Which the Person Making Such and Offer or
Solicitation Is Not Qualified To Do So
Or To Anyone To Whom It Is Unlawful To
Make Such An Offer or Solicitation.

------------------------------------
prospectus
------------------------------------

Dealer prospectus Delivery
Obligation Until July 16, 2002
(90 Days After the Date of This
prospectus), All Dealers Effecting
Transactions in the Registered
Securities, Whether or Not
Participating in the Distribution, May	July 16, 2002
Be Required To Deliver A prospectus.

====================================== ======================================

  MY PERSONAL SALON, INC.
  BALANCE SHEET
  AS OF MARCH 31, 2002
  (UNAUDITED)

ASSETS

CURRENT ASSETS
Cash	$365
Due from stockholder	75

Total Current Assets	440

PROPERTY AND EQUIPMENT - NET	46,309

OTHER ASSETS
Notes receivable - stockholders	4,855

TOTAL ASSETS	$51,604

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$12,895
Due to stockholder	1,004
Notes payable - stockholders	4,900

Total Current Liabilities	18,799

TOTAL LIABILITIES	18,799

STOCKHOLDERS' EQUITY
Preferred stock $.0001 par value 4,000,000 shares authorized, none issued and outstanding	-
Common stock, $.0001 par value, 100,000,000 shares authorized, 27,749,957 shares issued and outstanding	2,775
Additional paid-in capital	477,946
Accumulated deficit	(418,686)
Deferred consulting service costs	(6,250)
Deferred advertising service costs	(22,980)

Total Stockholders' Equity	32,805

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$51,604

  MY PERSONAL SALON, INC.
  STATEMENT OF OPERATIONS
  FOR THE NINE MONTHS ENDED MARCH 31, 2002
  (UNAUDITED)

INCOME
Sales revenues	$2,830
Cost of sales	1,505

Gross profit	1,325

OTHER INCOME
Marketing	45,000

GROSS PROFIT AND OTHER INCOME	46,325

OPERATING EXPENSES
Web site development	27,158
Consulting fees	25,365
Depreciation and amortization	39,833
Professional fees	9,863
Other general and administrative expenses	8,030

Total Operating Expenses	110,249

LOSS FROM OPERATIONS	(63,924)

NET LOSS	$63,924

NET LOSS PER SHARE - BASIC AND DILUTED	$-

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING DURING THE PERIOD - BASIC AND DILUTED	26,035,762

  MY PERSONAL SALON, INC.
  FINANCIAL STATEMENTS
  JUNE 30, 2001

  MY PERSONAL SALON, INC.

  CONTENTS

PAGE	61	INDEPENDENT AUDITORS' REPORT

PAGE	62	BALANCE SHEET AS OF JUNE 30, 2001

PAGE	63	STATEMENT OF OPERATIONS FOR THE PERIOD FROM NOVEMBER 9, 2000 (INCEPTION) TO JUNE 30, 2001

PAGE	64	STATEMENT OF STOCKHOLDERS' EQUITY FOR THE PERIOD FROM NOVEMBER 9, 2000 (INCEPTION) TO JUNE 30, 2001

PAGE	65	STATEMENT OF CASH FLOWS FOR THE PERIOD FROM NOVEMBER 9, 2000 (INCEPTION) TO JUNE 30, 2001

PAGES	66 - 74	NOTES TO FINANCIAL STATEMENTS

  INDEPENDENT AUDITORS' REPORT

  To the Board of Directors of
  My Personal Salon, Inc.

  We have audited the accompanying balance sheet of My Personal Salon, Inc. as of June 30, 2001 and the related statements of operations, changes in stockholders' equity and cash flows for the period from November 9, 2000 (inception) to June 30, 2001.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of My Personal Salon, Inc. as of June 30, 2001 and the results of its operations and its cash flows for the period from November 9, 2000 (inception) to June 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 10 to the financial statements, the Company has a loss from operations of $354,762 and a working capital deficiency of $74,686.  These matters raise substantial doubt about the Company's ability to continue as a going concern.  Management's plan in regards to these matters is also described in Note 10.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

  WEINBERG & COMPANY, P.A.

  Boca Raton, Florida
  September 18, 2001 (Except for Note 12(A)
  as to which the date is November 29, 2001)

  MY PERSONAL SALON, INC.
  BALANCE SHEET
  AS OF JUNE 30, 2001

ASSETS

CURRENT ASSETS
Cash	$1,392

Total Current Assets	1,392

PROPERTY AND EQUIPMENT - NET	85,990

OTHER ASSETS
Notes receivable - stockholders	4,855

TOTAL ASSETS	$92,237

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$31,078
Deferred marketing revenue	45,000

Total Current Liabilities	76,078

TOTAL LIABILITIES	76,078

STOCKHOLDERS' EQUITY
Preferred stock $.0001 par value 4,000,000 shares authorized, none issued and outstanding	-
Common stock, $.0001 par value, 100,000,000 shares authorized, 23,928,942 shares issued and outstanding	2,393
Additional paid-in capital	393,528
Accumulated deficit	(354,762)
Deferred service costs	(25,000)

Total Stockholders' Equity	16,159

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$92,237

  See accompanying notes to financial statements.

  MY PERSONAL SALON, INC.
  STATEMENT OF OPERATIONS
  FOR THE PERIOD FROM NOVEMBER 9, 2000 (INCEPTION)
  TO JUNE 30, 20001

INCOME
Sales revenues	$4,188
Cost of sales	2,970

Gross profit	1,216

OTHER INCOME
Marketing	15,000

GROSS PROFIT AND OTHER INCOME	16,216

OPERATING EXPENSES
Web site development	216,957
Consulting fees	7,300
Depreciation and amortization	25,578
Professional fees	72,741
Other general and administrative expenses	48,412

Total Operating Expenses	370,988

LOSS FROM OPERATIONS	(354,772)

OTHER INCOME
Interest income	10

Total Other Income	10

NET LOSS	$(354,762)

Net loss per share - basic and diluted	$(.03)

Weighted average number of shares outstanding during the period - basic and diluted	13,716,308

  See accompanying notes to financial statements.

  MY PERSONAL SALON, INC.
  STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
  FOR THE PERIOD FROM NOVEMBER 9, 2000 (INCEPTION)
  TO JUNE 30, 2001

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Deferred Service Costs	Total

	Shares

		Amount

Issuance of common stock to founders	19,000,000	$1,900	$1,900	$-	$-	$3,800

Issuance of common stock for services	4,100,000	410	328,340	-	(25,000)	303,750

Issuance of common stock for cash	828,942	83	62,088	-	-	62,171

Contributed services	-	-	1,200	-	-	1,200

Net loss, June 30, 2001	-	-	-	(354,762)	-	(354,762)

BALANCE, JUNE 30, 2001	23,928,942	$2,393	$393,528	$(354,762)	$(25,000)	$16,159

  See accompanying notes to financial statements.

  MY PERSONAL SALON, INC.
  STATEMENT OF CASH FLOWS
  FOR THE PERIOD FROM NOVEMBER 9, 2000 (INCEPTION)
  TO JUNE 30, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(354,762)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	25,578
Deferred marketing revenue	45,000
Stock issued for services	303,750
Contributed services	1,200
Changes in operating assets and liabilities:
Increase in accounts payable	31,078

Net Cash Provided By Operating Activities	51,844

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchased fixed assets	(111,568)

Net Cash Used In Investing Activities	(111,568)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	65,971
Loans to stockholders	(4,855)

Net Cash Used In Financing Activities	61,116

NET INCREASE IN CASH	1,392

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	-

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,392

  See accompanying notes to financial statements.

  MY PERSONAL SALON, INC.
  NOTES TO FINANCIAL STATEMENTS
  AS OF JUNE 30, 2001

  NOTE 1      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION

  (A) Description of Business and Summary of Significant Accounting Policies

  My Personal Salon, Inc. is the surviving company of a merger executed June 6, 2001.  The constituent business entities that participated in the merger were My Personal Salon, LLC, incorporated on September 27, 2000, and My Personal Salon.com, Inc. incorporated on March 23, 2001.  On June 6, 2001 My Personal Salon.com, Inc. amended its Certificate of Incorporation and changed the name of the corporation to My Personal Salon, Inc. ("the Company").  The merger has been accounted for as a combination of businesses under common control and all accounts and transactions appearing in the financial statements have been recorded at historical cost (See Note 6).

  The Company's operations commenced on November 9, 2000 and it has adopted a year end of June 30.  The Company is a hair and beauty salon service company which facilitates the execution of traditional salon services at the consumers' choice of location, facilitates commerce in the field of beauty care services on the internet, and provides consumers with a single source for all their beauty care services and products.

  (B) Use of Estimates

  In preparing the financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and revenues and expenses during the reported period.  Actual results could differ from those estimates.

  (C) Cash Equivalents

  For purposes of the cash flow statement, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

  (D) Fair Value of Financial Instruments

  Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate the value.  For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale or liquidation.

  The carrying amounts of the Company's notes receivable and accounts payable approximates fair value due to the relatively short period to maturity for these instruments.

  MY PERSONAL SALON, INC.
  NOTES TO FINANCIAL STATEMENTS
  AS OF JUNE 30, 2001

  (E) Property and Equipment

  Property and equipment are stated at cost, less accumulated depreciation.  Depreciation and amortization is provided for using the straight-line method over the estimated economic useful life of the assets of two-five years.  Repairs and maintenance that do not extend the useful life of the asset are charged to expense in the period they are incurred.

  (F) Revenue Recognition

  My Personal Salon, Inc. recognizes revenue from the sale of services when the services are rendered.  The Company recognizes revenue from the sale of beauty products on the gross amount billed to the customer for the product sold.  In accordance with EITF 99-19, the Company reports gross revenue because it is acting as the primary obligor and it adds meaningful value to the products and services sold.  The Company is responsible for fulfilling a customer's order and is ultimately responsible for the full satisfaction of the customer.  In support of fulfilling the customer's need for hair and beauty services, the Company's representative determines the nature, type, characteristics or specification of the products used and services ordered by the customer, which demonstrates the Company has primary responsibility for fulfillment.  Additionally, the Company assumes the credit risk because it is responsible for collecting the sales price from the customer and remits to the supplier regardless of whether it collects the full sales price.  All these factors support the position that the Company reports revenue on a gross basis.  The marketing income that the Company receives upon the inception of a contract is recognized on a straight-line basis over the life of the related contract and the unearned portion is recorded as deferred revenue which is recognized as income when it is earned in accordance with the terms of the contract (See Note 7).

  (G) Income Taxes

  The Company accounts for income taxes under the Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("Statement 109").  Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (H) Net Loss Per Common Share

  Basic net loss per common share (Basic EPS) excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding during the period.  Diluted net income per share (Diluted EPS) reflects the potential dilution that could occur if stock options or other contracts to issue common stock, such as convertible notes, were exercised or converted into common stock.  There have been no dilutive instruments outstanding since inception.

  MY PERSONAL SALON, INC.
  NOTES TO FINANCIAL STATEMENTS
  AS OF JUNE 30, 2001

  (I) Computer Software Costs

  The Company accounts for software obtained for internal use in accordance with the Accounting Standards Executive Committee Statement of Position No. 98-1 "Accounting For the Costs of Computer Software Developed or Obtained For Internal Use" ("SOP 98‑1").  SOP 98-1 generally requires the capitalization of all internal and external direct costs incurred in developing or obtaining internal use software.  The Company incurred computer software costs to develop internal use computer software during the application and development stage.  Accordingly, these costs are being amortized over a period two years (See Note 3).

  During the period from November 9, 2000 (inception) to June 30, 2001, the company incurred a total of $316,957 for website development and internet expenses.  Per SOP 98-1, costs incurred in the application development stage include those associated with the design of chosen path software interfaces, coding, installation to hardware and texting included in the parallel processing stage.  The Company incurred $100,000 in fees paid to a third party for services provided to develop the software during the application development stage.  These fees are being amortized on a straight-line basis over a period of two years.  The remaining costs, totaling $216,957 are costs incurred in the preliminary project stage, the post installation stage and internet expenses.  The costs have been expense during the period incurred.

  (J) Advertising Costs

  In accordance with the Accounting Standards Executive Committee Statement of Position 93-7, ("SOP 93-7"), the costs incurred for producing and communicating advertising of the Company are charged to operations.  As of June 30, 2001, the Company incurred $424 in advertising expenses included in other general and administrative expenses.

  (K) Business Segments

  The Company operates in one segment and therefore segment information is not presented.

  NOTE 2         NOTES RECEIVABLE - STOCKHOLDERS

  As of June 30, 2001, the Company had $3,005 due from a stockholder for cash advances.  The note is due on July 23, 2002 and bears interest at 8%.

  As of June 30, 2001, the Company had $1,850 due from another stockholder for cash advances.  The note is due on July 23, 2002 and bears interest at 8%.

  MY PERSONAL SALON, INC.
  NOTES TO FINANCIAL STATEMENTS
  AS OF JUNE 30, 2001

  NOTE 3         PROPERTY AND EQUIPMENT

  The following is a summary of property and equipment at June 30, 2001:

Office equipment	$11,568
Computer software	100,000
Less: Accumulated depreciation and amortization	(25,578)

Property and equipment - net	$85,990

  Depreciation and amortization expense for the year ended June 30, 2001 was $578 and $25,000, respectively.

  NOTE 4         PRIVATE PLACEMENT MEMORANDUM

  On April 1, 2001, the Company issued a Private Placement Memorandum ("Memorandum").  The shares were offered without registration under the Securities Act of 1933, in reliance upon the exemption from registration afforded by Section 4(2) of the Act and Rule 506 Regulation D.

  Under the terms of the Memorandum, a maximum of 6,000,000 shares for a total offering of $450,000 at a purchase price of $.075 per share were offered.  The minimum investment was 500 shares or $37.50.  The shares were offered by the Company to accredited investors only, on a best efforts basis, for a period of 360 days from April 1, 2001 or until such earlier date as all such shares were sold.  Subscribers were not entitled to a return of funds after subscription.  Each share of common stock entitles the holder thereof to one vote per share in all general voting of the stockholders of the Company.

  As of June 30, 2001, the Company has sold 828,942 shares under this Memorandum for proceeds of $62,171.  As of the date of this report, 826,942 shares have been issued and 2,000 remain to be issued (See Note 5).

  NOTE 5         STOCKHOLDERS' EQUITY

  (A) Common Stock

  In March 2001, the Company authorized 26,000,000 shares of stock comprised of 25,000,000 shares of common stock at $.0001 par value and 1,000,000 shares of preferred stock at $.0001 par value.

  In June 2001, the Company increased the authorized shares of stock to 104,000,000 shares comprised of 100,000,000 shares of common stock at $.0001 par value and 4,000,000 shares of preferred stock at $.0001 par value.

  MY PERSONAL SALON, INC.
  NOTES TO FINANCIAL STATEMENTS
  AS OF JUNE 30, 2001

  At June 30, 2001 there were 23,928,942 shares of common stock issued and outstanding.  No preferred stock has been issued.

  (B) Stock Issued for Cash

  During the period ended June 30, 2001, the Company issued 19,000,000 shares of common stock to its founders for $3,800.

  During the period from April 1, 2001 to June 30, 2001, the Company issued 828,942 shares of common stock for an aggregate of $62,171 (See Note 4).

  (C) Stock Issued for Services

  The Company issued 4,100,000 shares of common stock to various service providers.  The shares were valued at $303,750; the fair market value for financial reporting purposes based on concurrent cash offering prices at the date of issuance.

  NOTE 6         BUSINESS COMBINATION

  Effective June 6, 2001, the Company acquired My Personal Salon.com, LLC by issuing 19,000,000 shares of its common stock for all of the outstanding member units of My Personal Salon.com, LLC.  Prior to the issuance of the shares by Company, the ownership interests of My Personal Salon.com, LLC and My Personal Salon, Inc. were identical.  The merger has been accounted for as a business combination of entities under common control because both entities had 100% common ownership interests and accordingly, all accounts and transactions appearing in the financial statements have been recorded at historical costs.

  NOTE 7         COMMITMENTS AND CONTINGENCIES

  (A) Supplier Agreement

  On April 6, 2001 the Company entered into a one-year agreement with Redken 5th Avenue NYC, LLC ("Redken") to exclusively use Redken products for all service needs of the Company.  Additionally, the Company will retail Redken haircare and styling products, ensure initial and ongoing product and technique training on all Redken products, and provide Redken with monthly sales information for both Company service needs and retail sales.

  In exchange for the above mentioned commitment, Redken agreed to provide initial and ongoing education on all Redken products used and sold by the Company and provide a start up kit of Redken products for up to 100 new employees per year.  Additionally, Redken will provide an advertising and promotional allowance of $35,000 per year to be paid on a quarterly basis and create an accrual fund of 10% of total purchases (at 40% off salon list price) to be used by the Company to promote their Redken business.  However Redken paid the Company the full $35,000 upon the execution of the agreement which is being recognized over the life of the contract.  Redken will also advise the Company on product sales and delivery and assist the Company in the creation and ongoing maintenance of a product catalogue for retail sales.

  MY PERSONAL SALON, INC.
  NOTES TO FINANCIAL STATEMENTS
  AS OF JUNE 30, 2001

  (B) Provider Agreement

  On May 2, 2001 the Company entered into an agreement with a Provider ("Provider"), to provide hair and makeup services and product sales to individuals and corporations.  Additionally, the Provider will promote the Company in its monthly newsletter, holiday promotions and member alert services and the Provider will provide the Company's VIP clientele concierge services.

  In exchange for the above mentioned commitment, the Company is obligated to pay 7.5% commission on gift certificates, Redken products and on hair and makeup services that are promoted by the Provider in member reminders, newsletters and customer service centers.  The agreement shall remain in effect indefinitely and is cancelable by either party at any time with a ten-day notice or upon completion of outstanding orders.

  (C) Placement Agreement

  On June 13, 2001, the Company entered into an agreement with a placement agent to find a lender to fund the Company at least $3,000,000 on or before June 6, 2002.  In general the placement agent will receive 10% of the first $1,000,000, plus 7.5% of all funds obtained between $1,000,000 and $2,500,000, plus 5% of all funds obtained between $2,500,000 and $5,000,000.  Upon placement of the loan, the agent shall also receive warrants equal to 2.5% of the amount of stock that the loan amount could have been purchased based upon the bid price of the stock on the day that the loan is made.  The agent is entitled to piggyback regulation rights for the stock underlying the warrants.  The warrants will have a five-year life and a strike price equal to the prices paid by investors.  The agreement may be terminated by either party in writing with five days advance notice.

  (D) Consulting Agreement

  On June 14, 2001, the Company entered into an agreement with an unrelated financial analyst to prepare and web-post an initial research report and three subsequent quarterly updates.  In consideration for the services to be rendered, the Company agreed to pay $24,000 upon engagement by cash or a minimum of 50,000 shares of common stock plus associated costs in relation to dissemination of the information to the investment community.  On June 18, 2000 the Company issued 50,000 shares of common stock at $.50 per share totaling $25,000 for future services upon the engagement of the financial analyst.  The $25,000 has been accounted for as deferred service cost and shown as a contra to stockholders' equity in the financial statements.

  MY PERSONAL SALON, INC.
  NOTES TO FINANCIAL STATEMENTS
  AS OF JUNE 30, 2001

  NOTE 8         RELATED PARTIES

  Certain of the Company's legal counsel are stockholders of the Company.  See Note 2 for related party stockholder notes receivable.

  Commencing April 1, 2001, the Company occupies office space provided by a related party on a month to month basis having a fair value of approximately $400 per month.  The total fair value of the rent contributed for the period ended June 30, 2001 was $1,200 which has been charged to operations and treated as a contribution to additional paid in capital.

  NOTE 9         INCOME TAXES

  Income tax expense (benefit) for the year ended June 30, 2001 is summarized as follows:

Current:
Federal	$-
State	-

Income tax expense (benefit)	$-

  The Company's tax expense differs from the "expected" tax expense for the period ended June 30, 2001, as follows:

U.S. Federal income tax provision (benefit)	$(120,602)
Effect of net operating loss carryforward	120,602

$-

  The effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities at June 30 are as follows:

Deferred tax assets:
Net operating loss carryforward	$120,602

Total gross deferred tax assets	120,602
Less valuation allowance	120,602

Net deferred tax assets	$-

  At June 30, 2001 the Company had a net operating loss carryforward of approximately $354,712 for U.S. Federal income tax purposes available to offset future taxable income.

  The net change in valuation allowance during the period ended June 30, 2001 was an increase of $120,602.

  NOTE 10         GOING CONCERN

  The Company's financial statements for the period ended June 30, 2001 have been prepared on a going concern basis which contemplated the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company incurred a net loss of $354,762 for the period ended June 30, 2001, and has a working capital deficiency of $74,686 at June 30, 2001.  The Company's working capital deficiency at June 30, 2001 may not enable it to meet such objectives as presently structured.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

  MY PERSONAL SALON, INC.
  NOTES TO FINANCIAL STATEMENTS
  AS OF JUNE 30, 2001

  The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital, commence profitable operations and implement its business plan.  Management believes the Company will become profitable with the commencement of revenue producing operations during 2001.  Additionally, management anticipates that the private placement memorandum and the placement agreement will generate sufficient resources to assure continuation of the Company's operations (See Notes 4 and 6(C)).

  NOTE 11         CONCENTRATION OF MAJOR CUSTOMERS

  During the period ended June 30, 2001, approximately 45.6% and 32.6% of the Company's revenues and 58.3% and 41.7% of the Company's deferred revenues were derived from sales to two customers, respectively.

  NOTE 12         SUBSEQUENT EVENTS

  (A) Agency Agreement

  On August 21, 2001 the Company entered into a two-year agency agreement with an unrelated sales agency to solicit orders for sales of products and services to the Company's clients.  The Company was obligated to pay the agency the following: (i) a sales commission of 20% of all gross profits (defined as profits net of stylist fees and product costs), (ii) a sales commission of 20% of the initial payment of marketing fees received by the Company from execution of agreements with product or service sponsors generated by the agency, (iii) a management fee of 2% of all revenue received from the sale of products and services generated by the sub-agents or other sales representatives.

  Additionally, the Company granted the agency the right to purchase 500,000 shares of the Company's common stock at $.50 per share made in the following installments: (i) 100,000 shares at the end of each consecutive calendar quarter of continuous engagement for the first three quarters, and 200,000 shares after the completion of the fourth consecutive calendar quarter of continuous engagement.  The options were to be exercisable commencing with the second anniversary of the agreement and shall expire on the third anniversary of the agreement.  The Company was obligated to provide the agency with an incentive stock option agreement by October 21, 2001.

  This agreement has been terminated by the agency as of November 29, 2001.  The Company has not paid any sales commissions or management fees.  No stock has been purchased by the agency and the Company has not issued any options.

  MY PERSONAL SALON, INC.
  NOTES TO FINANCIAL STATEMENTS
  AS OF JUNE 30, 2001

  (B Consulting Agreement

  On July 30, 2001 the Company entered into an agreement with an unrelated consultant to provide financial services.  The consultant agrees to transfer and assigns to the Company, all right title and interest in and to all inventions, ideas, disclosures and improvements in the areas of virtual business organizational management and the delivery of business services via the internet, whether patented or unpatented, and any copyrightable material made or conceived by the consultant during the period of the agreement.

  In exchange for the services to be rendered, the Company agrees to pay a base consulting fee of $50 per hour, payable in common stock of the Company at fair market value per share.

  The agreement shall remain in effect on an ongoing basis until it is revoked.  The agreement may be terminated with thirty days written notice by either party, with or without cause.

  (C) Advertising Agreement

  On September 12, 2001 the Company entered into an advertising agreement with an unrelated internet and telemarketing organization to host and maintain the corporate website and email, including upgrades, updates and design usability.  The agency will also place the Company in an aggressive advertising campaign rotation throughout targeted areas of the website, and provide operational and customer service support for all internet sales.  In exchange for the services, duties and intangibles to be rendered, the Company shall pay the agency the sum of 668,558 shares of its common stock, subject to piggyback registration rights.  The parties agree that the value of the shares to be issued shall be $50,182 and that the transfer of the shares shall reflect advance payment for monthly services.  Additionally, the Company will pay a sales commission of 20% of all revenue received from the sale of products and services generated by the telemarketing campaign, and an operational customer support fee of 5% of all revenue received from all internet sales of the products and services.  The agreement shall remain in effect on an ongoing basis for the period of one year.  The agreement may be terminated only by mutual consent of the parties.  In the event of any default of material obligation of either party, the other party may provide written notice of such default and if such default is not cured within thirty days of the written notice, the non-defaulting party may terminate the agreement.

  Part II Information Not Required in the prospectus

  Indemnification of Directors and Officers.

  We are required by our Bylaws and Certificate of Incorporation to indemnify, to the fullest extent permitted by law, each person that we are permitted to indemnify, in accordance with Sections 102(b)(7) and 145 of the Delaware General Corporation Law.

  Section 145 of the Delaware General Corporation Law permits us to indemnify its directors, officers, employees, or agents against expenses, including attorneys fees, judgments, fines and amounts paid in settlements actually and reasonably incurred in relation to any action, suit, or proceeding brought by third parties because they are or were directors, officers, employees, or agents of the corporation. In order to be eligible for such indemnification, however, the directors, officers, employees, or agents of our company must have acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of our company. In addition, with respect to any criminal action or proceeding, the officer, director, employee, or agent must have had no reason to believe that the conduct in question was unlawful.

  In derivative actions, we may only indemnify its officers, directors, employees, and agents against expenses actually and reasonably incurred in connection with the defense or settlement of a suit, and only if they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation. Indemnification is not permitted in the event that the director, officer, employee, or agent is actually adjudged liable to the Corporation unless, and only to the extent that, the court in which the action was brought so determines.

  Our Certificate of Incorporation permits us to indemnify its directors except in the event of: (1) a breach of the duty of loyalty to our company or its stockholders; (2) an act or omission that involves intentional misconduct or a knowing violation of the law and an act or omission not in good faith; (3) liability arising under Section 174 of the Delaware General Corporation Law, relating to unlawful stock purchases, redemptions, or payment of dividends; or (4) a transaction in which the potential indemnity received an improper personal benefit.

  Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

  Expenses of Issuance and Distribution
SEC Registration Fee	$150
Accounting Fees and Expenses	9,000
Legal Fees and Expenses	52,000
Total	$61,150
=====

  Recent Sales of Unregistered Securities

  On May 30, 2001, My Personal Salon, Inc. acquired 100% of the membership interests of our predecessor, My Personal Salon.com LLC. In this transaction, 5,000,000 shares of common stock were issued to each of George Lois, Stephen Davis and Avrham Paravi; and 4,000,000 shares of common stock were issued to Vincent C. Hickman. Mr. Lois is the Chairman of our board of directors. Mr. Davis is our Chief Executive Officer and a director. Mr. Paravi is our Vice President, Secretary and a director. Mr. Hickman is our President and a director. On August 2, 2001, we issued 1,000,000 shares to Andreas Bauer, a former consultant to our company. On August 6, 2001, we issued 750,000 shares to Jay C. Chicoy, a former consultant to our company. On August 10, 2001, we issued 1,000,000 shares to Roberta Greene, a director. These shares were issued pursuant to Section 4(2) of the Securities Act of 1933 at a price of $0.0002 per share, for total proceeds of $4,350. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved. The 21,750,000 shares of common stock are restricted shares as defined in the Securities Act.

  On March 28, 2001 we agreed to issue the sum of 4,000,000 shares to CorpHQ, Inc. and/or its designated subcontractors to compensate them for services rendered to My Personal Salon in connection with the initial start-up and development of our business. These services included: development of our website; research, advice and consultation on our commercial strategy; and development of our marketing program (see Exhibits - "The CorpHQ Marketing Agreement"). CorpHQ subsequently assigned the right to receive 2,000,000 of these shares to Steven Crane, VJ Design, TANDA Marketing, Virtual Internet Services, Inc., ("VIS") and Gregg Davis (collectively referred to herein as the "Subcontractors") each of them being an individual subcontractor known to CorpHQ and which was requested by it to provide services to My Personal Salon (see " Business - Material Agreements" and "Exhibits - CorpHQ Agreement").

  On June 18, 2001 we issued the sum of 50,000 shares of our common stock, valued at $0.075 each, to Thomas M. Jones, our legal counsel, as compensation for legal services valued at $3,750.

  On June 18, 2001 we issued the sum of 50,000 shares of our common stock, valued at $0.48 each, to EquityNet Research Inc., a research firm, as compensation for research services valued at $24,000.

  On July 17, 2001 we issued the sum of 100,000 shares of our common stock, valued at $0.15 each, to Feltman, Karesh, Major and Farbman, our previous legal counsel, as compensation for legal services valued at $15,000.

  On September 10, 2001 we issued the sum of 668,558 shares of our common stock, valued at $0.075 each, to Virtual Internet Services, Inc. for telemarketing, website development and web hosting services valued at $50,142, (see Business - Other Material Agreements" and "Exhibits - CorpHQ Agreement).

  From April 1, 2001 to September 10, 2001 we conducted a private offering of our common stock. During this time we completed the sale of a total of 1,131,442 shares to 51 accredited investors at $0.075 each (see the chart below). The total cash proceeds of this offering was $84,858. We used these proceeds for general corporate purposes. All shares sold or otherwise issued to the investors, professionals and service providers referenced in the preceding paragraphs were issued in reliance on exemptions from registration available under Regulation D, Rule 506 under the Act. All cash sales of common stock were made to accredited investors that had a pre-existing relationship with the officers or directors of our company. Each purchaser represented their intention to acquire the securities for investment only and not with a view toward distribution. Appropriate legends were affixed to all stock certificates issued in accordance with Regulation D. All purchasers were given adequate access to sufficient information about us to make an informed investment decision. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved. Registration rights were initially granted to CorpHQ, and piggyback registration rights were granted to each subsequent purchaser or assignee.

Name	Type	Issued	Cost	# Shares	Amount

Jessica Temelden	Investor	15-Jun	$0.0750	333,332	$25,000
Thomas B. Smith	Investor	15-Jun	$0.0750	44,400	$3,330
MHE, Inc. - Mark Elenowitz	Investor	15-Jun	$0.0750	44,440	$3,333
Barry J. Labell	Investor	15-Jun	$0.0750	44,440	$3,333
Joseph Ruiz	Investor	15-Jun	$0.0750	66,666	$5,000
Tom Minter	Investor	15-Jun	$0.0750	133,332	$10,000
Jesse Berger	Investor	15-Jun	$0.0750	133,332	$10,000
Roni Bradherson	Investor	15-Jun	$0.0750	1,000	$75
William H. Zajicek	Investor	15-Jun	$0.0750	1,000	$75
Pasqua Tucci	Investor	15-Jun	$0.0750	1,000	$75
Jak Eskinazi	Investor	15-Jun	$0.0750	1,000	$75
Rebecca Garcia	Investor	15-Jun	$0.0750	1,000	$75
Dennis Mazzella	Investor	15-Jun	$0.0750	1,000	$75
Elizabeth Snodgrass	Investor	15-Jun	$0.0750	1,000	$75
Ilona Lavacca [1]	Investor	15-Jun	$0.0750	1,000	$75
Kenneth Fischer	Investor	15-Jun	$0.0750	1,000	$75
Carl Fischer	Investor	15-Jun	$0.0750	1,000	$75
J. Ronald Holland	Investor	15-Jun	$0.0750	1,000	$75
Diane Lois [2]	Investor	15-Jun	$0.0750	1,000	$75
Luke Lois [2]	Investor	15-Jun	$0.0750	1,000	$75
John Lavacca [1]	Investor	15-Jun	$0.0750	1,000	$75
Stuart Jackson	Investor	15-Jun	$0.0750	1,000	$75
Nancy Leeds-Bunt [3]	Investor	15-Jun	$0.0750	1,000	$75
Robert F. Bunt [3]	Investor	15-Jun	$0.0750	1,000	$75
Robert K. Stewart	Investor	15-Jun	$0.0750	1,000	$75
Carlos E. Diaz	Investor	15-Jun	$0.0750	1,000	$75
Laura Lang Cohen	Investor	15-Jun	$0.0750	1,000	$75
Debra Lynn Adler	Investor	15-Jun	$0.0750	1,000	$75
Irma Oro [4]	Investor	15-Jun	$0.0750	1,000	$75
Ilieana Oro [5]	Investor	15-Jun	$0.0750	1,000	$75
Manuel Oro Jr. [5]	Investor	15-Jun	$0.0750	1,000	$75
Manuel Oro Sr. [4]	Investor	18-Jun	$0.0750	1,000	$75
Dru Davis	Investor	18-Jun	$0.0750	1,000	$75
Karen Delgado	Investor	18-Jun	$0.0750	500	$37.50
Jorri Kim	Investor	18-Jun	$0.0750	500	$37.50
Daphna Tamler	Investor	7-Sep	$0.0750	1,000	$75
Cary Tamler	Investor	7-Sep	$0.0750	1,000	$75
Feng Mui Ma-Ruiz	Investor	7-Sep	$0.0750	1,333	$100
Bradley Susser	Investor	7-Sep	$0.0750	200,000	$15,000
Andrea Ruiz	Investor	7-Sep	$0.0750	2,667	$200
Aurea Lyons [6]	Investor	7-Sep	$0.0750	1,000	$75
Ronald S. Lyons [6]	Investor	7-Sep	$0.0750	1,000	$75
Robert J. Fyvolent	Investor	7-Sep	$0.0750	1,000	$75
Waihung Ma	Investor	7-Sep	$0.0750	13,333	$1,000
Jeffrey Rosenberg	Investor	7-Sep	$0.0750	5,000	$375
Jesse Boskoff	Investor	7-Sep	$0.0750	66,667	$5,000
Dr. Leon E. Lewis	Investor	7-Sep	$0.0750	1,000	$75
Amy Shaw	Investor	7-Sep	$0.0750	1,000	$75
Steven L. Bleicher	Investor	7-Sep	$0.0750	500	$37.50
Gregg Davis	Investor	7-Sep	$0.0750	1,000	$75
Assaf Cohen	Investor	7-Sep	$0.0750	7,000	$525
Total Private Placement				1,131,442	$84,858

  (1) Ilona and John Lavacca are a married couple.
  (2) Luke and Diane Lois are a married couple.
  (3) Robert and Nancy Leeds-Bunt are a married couple.
  (4) Manuel Sr. and Irma Oro are a married couple.
  (5) Manuel Jr. and Iliana Oro are a married couple.
  (6) Ronald and Auera Lyons are a married couple.

  List of Exhibits
Exhibit Number	Description
10.13	Redken Agreement 7-2002 Extension

  Undertakings

  The undersigned registrant hereby undertakes to:

  (1) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of My Personal Salon pursuant to the foregoing provisions, or otherwise, My Personal Salon has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, My Personal Salon will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (2) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

    Include any prospectus required by section 10(a)(3) of the Act;
    Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and
    Include any additional or changed material information on the plan of distribution.

  For determining liability under the Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

  (3) File a post effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

  Signatures

  In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has authorized this registration statement to be signed on its behalf by the undersigned, in the City of New York, State of New York on July 16, 2002.

  My Personal Salon, Inc.

  By: /s/ Avrham Paravi
  Avrham Paravi, Vice President, Secretary, Director

  In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated.

By: /s/ George Lois	By: /s/ Stephen Davis
--------------------------------	------------------------------------
George Lois, Chairman	Stephen Davis, Chief Executive
Officer, Director

By: /s/ Vincent C. Hickman	By: /s/ Avrham Paravi
--------------------------------	------------------------------------
Vincent C. Hickman, President,	Avrham Paravi, Vice President,
Director	Secretary, Director

By: /s/ Roberta Greene	By: /s/ Martin Bond
--------------------------------	------------------------------------
Roberta Greene	Martin Bond
Director	Treasurer, Director